Exhibit 1.2

Management’s Discussion and Analysis
for the Year Ended December 31, 2014

TABLE OF CONTENTS

Introduction	3
Core Business and Strategy	4
Highlights of 2014	5
Financial	7
2015 Operating Outlook	8
2014 Operating Performance	14
2014 Exploration and Project Development Results	28
Overview of 2014 Financial Results	29
Related Party Transactions	41
Liquidity Position	41
Capital Resources	42
Financial Instruments	43
Closure and Decommissioning Cost Provision	44
Contractual Commitments and Contingencies	45
Alternative Performance (non-GAAP) Measures	46
Risks and Uncertainties	54
Significant Judgments and key Sources of Estimation Uncertainty in the Application of Accounting Policies	62
Key Sources of Estimation Uncertainty in the Application of Accounting Policies	63
Changes in Accounting Standards	66
Corporate Governance, Social Responsibility, and Environmental Stewardship	67
Disclosure Controls and Procedures	68
Mineral Reserves and Resources	70

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

March 26, 2014

INTRODUCTION

Management’s discussion and analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2014 (“2014 Financial Statements”) and the related notes contained therein. All amounts in this MD&A and in the consolidated financial statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of the 2014 Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “total cost per ounce of silver”, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section entitled “Alternative Performance (Non-GAAP) Measures” beginning on page 46 for a detailed description of all-in sustaining cost per silver ounce sold, total cost per ounce of silver, adjusted earnings and basic adjusted earnings, as well as the cash cost calculation, details of the Company’s by-product credits and a reconciliation of these measures to the Audited Consolidated Financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward looking statements at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Form 40-F and Annual Information Form on file with the U.S. Securities and Exchange Commission and the Canadian provincial securities regulatory authorities. Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

The scientific or technical information in this MD&A, which includes mineral reserve and resource estimates for the Huaron, Morococha, Alamo Dorado, La Colorada, Dolores, Manantial Espejo, San Vicente, Pico Machay, La Bolsa and Calcatreu properties were based upon information prepared by or under the supervision of Michael Steinmann, P.Geo., President and Martin G. Wafforn, P.Eng., Vice President Technical Services, who are “Qualified Persons” for purposes of National Instrument 43-101 - Standards of Disclosure of Mineral Projects (“NI 43-101”).  Navidad resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources who is also a Qualified Person for purposes of National Instrument 43-101. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

This MD&A includes estimates of future silver and other metal sale prices as well as production rates for silver and other metals, future cash and total costs of production at each of the Company’s properties, and capital expenditure forecast at each of the Company’s properties which are all forward-looking estimates. No assurance can be given that the forecasted sale prices of silver and other metals, quantities of silver and other metals will be produced, or that projected cash costs or forecast capital costs will be achieved. Expected future metal prices, production, cash costs and capital costs are inherently uncertain and could materially change over time. The Company’s actual mineral production, cash costs, and capital expenditures may differ materially from the forecasts in this MD&A. Readers should review those matters discussed herein under the heading “Risks and Uncertainties” and are advised to read the “Cautionary Note Regarding Forward Looking statements” contained herein.

CORE BUSINESS AND STRATEGY

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•
Foster positive long term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our

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employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American’s priority at every operation is the safety of our employees. We believe that comprehensive and continuous training is fundamental to the safety of our employees. With our safety training and strictly enforced safety procedures, our goal is to continually improve our safety performance and remain industry leaders in the health and safety of our workers.

The Company recognizes that the skills, innovation and dedication of our employees and contractors are important drivers of our success. We also recognize the vital contribution they make to the economic prosperity of the communities in which we operate. As such, we offer leading career development opportunities, competitive remuneration, an engaging working environment and a supportive culture where fairness, respect, safety and diversity are valued and practiced.

The Company is committed to operating our mines and developing new projects in an environmentally responsible manner. We have developed a comprehensive environmental policy, which all operations adhere to and apply to their short and long-term plans. This policy addresses topics that include water use and recycling, waste disposition, the research and use of alternative energies, compliance with required laws, closure requirements and education initiatives. Each operation runs unique environmental programs according to its location, needs, resources and processes. We have a proactive approach to minimizing and mitigating environmental impacts during all phases of the mining cycle from exploration through project development and into full mining operations. This is accomplished by applying prudent design and operating practices, continuous monitoring and by providing training and education for the employees and contractors who work at our facilities.

HIGHLIGHTS OF 2014

OPERATIONS & PROJECT DEVELOPMENT

•	Record Silver and Gold Production

Silver production in 2014 was a record 26.1 million ounces, comfortably within management’s 2014 forecast range and slightly higher than the 26.0 million ounces produced in 2013. This new annual silver production record was achieved with production gains at La Colorada, Manantial Espejo, Dolores and Huaron, and despite the expected silver production decline at Alamo Dorado. As anticipated, 2014 gold production also set a new Company record at 161,500 ounces, 8% higher than 2013, achieved through increased production at Dolores and Manantial Espejo.

•	Annual Cash Costs and AISCSOS Targets Achieved

Consolidated cash costs, net of by-product credits for 2014 of $11.46 per silver ounce were well below management’s 2014 guidance of $11.70 to $12.70 per ounce on account of better than expected performances at La Colorada, Huaron and Morococha, partly offset by slightly higher than expected cash costs at San Vicente and Manantial Espejo.

All-in sustaining costs per silver ounce sold net of by-product credits (“AISCSOS”) in 2014 were $17.88, in line with guidance of $17.00 to $18.00, and a slight decrease from the $17.91 in 2013. Excluding the effects of downward net realizable value (“NRV”) adjustments to inventories during the year (2014 NRV adjustments: $1.17 per ounce), 2014 AISCSOS were $16.71 per ounce a 4% decrease from 2013 NRV adjusted AISCSOS of $17.40.

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•	Dolores Project Development

The Company announced the positive results of a Preliminary Economic Assessment ("PEA") for the Dolores expansion project in the second quarter of 2014. As disclosed in the PEA the Dolores project contemplates the addition of a milling and pulp agglomeration circuit to the processing flow sheet to enhance silver and gold recoveries of higher grade mineralization, as well as the development of an underground mine to extract mineral resources that exist beneath the ultimate open pit floor and to the south of the current final pit. The PEA results indicated that this project has the potential to generate an estimated after-tax net present value of the incremental cash flow of $90 million at an 8% discount rate, which represents an internal rate of return of 33%, and a capital payback period of 1.7 years using metal prices of $22 per ounce of silver and $1,300 per ounce of gold. The project would increase average annual silver production to an estimated 5.04 million ounces, while average annual gold production would increase to an estimated 148,000 ounces. The PEA contemplated an incremental capital investment of $105 million. The project economics remain accretive at the Company’s current reserve prices of $18.50 per ounce of silver and $1,250 per ounce of gold. The Company has deferred making a construction decision for the next 12 months while modest 2015 investments (estimated at $2.5 million) are planned for additional studies and continued delineation of the underground accessible mineralization in order to further de-risk this opportunity.

•	La Colorada Organic Growth

The Company continued with the expansion of its La Colorada mine in Mexico, based on the positive results of a PEA published in late 2013. The PEA demonstrates that the relatively low-risk expansion project has the potential to provide robust after-tax economic returns using a $19.00 per ounce long-term silver price. During 2014, the following progress on the expansion project was achieved: completed the basic engineering package for the new processing plant, ordered all major equipment for the plant, and commenced detailed engineering and equipment fabrication; selected the plant engineering procurement and construction contractor; completed over 1,500 meters of development to enable access at the future shaft bottom, and completed a ventilation raise to provide the necessary ventilation to advance project development; and, awarded the raise boring contract for the new shaft, and commenced the pilot hole drilling.

•	Robust Proven and Probable Silver Mineral Reserves

As at December 31, 2014, Pan American's mineral reserves are estimated to contain 299.9 million ounces of silver and 2.3 million ounces of gold, down from the 323.5 million ounces of silver and 2.5 million ounces of gold reported a year ago. The Company used long term metal prices assumptions of $18.50 per ounce of silver and $1,250 per ounce of gold to estimate its current reserves at its operating mines except at Alamo Dorado where metal prices of $17.00 per ounce of silver and $1,200 per ounce of gold were used. At the same time, the Company reported that its measured and indicated silver mineral resources increased 2% to 731.5 million ounces, while measured and indicated gold mineral resources increased 13% to 1.8 million ounces. For the complete breakdown of mineral reserves and resources by property and category, refer to the section “Mineral Reserves and Resources” of this MD&A.

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FINANCIAL

•	Challenging Metal Price Environment

The mining industry generally, and precious metal producers in particular, were impacted by a sharp decline in metal prices in 2014. The Company’s financial performance year over year was negatively affected by the decrease in silver and gold prices with reduced revenue and mine operating earnings as well as the triggering of impairment charges to certain mineral properties and goodwill.

•	Strong Operating Cash Flow, Liquidity, and Working Capital Position

Despite the 2014 decrease in metal prices, cash flow from operations was $124.2 million which, together with strong balance sheet liquidity allowed the Company to comfortably fund sustaining and expansionary capital expenditures of $131.8 million during the year. The Company had cash and short term investment balances of $330.4 million and a working capital position of $522.7 million at December 31, 2014, a decrease of $92.3 million and $166.4 million, respectively, from a year ago. Total debt stood at a modest $60.4 million at the end of 2014.

•	Return of Value to Shareholders

Strong operating cash flow facilitated the continued return of value to shareholders in 2014 by way of approximately $75.8 million in dividend payments. The Company paid quarterly dividends during 2014 of $0.125 per common share or $0.50 per common share on an annual basis. The Company received approval for a fourth share repurchase program in late 2014, an initiative which started in September, 2011. At the date of this MD&A and since 2010 the Company has returned a total of $356.7 million to shareholders by way of dividends and share repurchase programs.

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2015 OPERATING OUTLOOK

These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.

2015 Silver Production, Cash Costs and AISCSOS Forecasts:

	Silver Production (million ounces)	Cash Costs per ounce (1)	AISCSOS (1)
La Colorada	4.90 – 5.00	$8.50 – $9.25	$10.95 – $11.70
Dolores	4.00 – 4.15	$8.50 – $10.00	$17.00 – $18.50
Alamo Dorado	2.95 – 3.20	$14.00 – $14.50	$14.30 – $14.80
Huaron	3.70 – 3.80	$13.00 – $13.75	$16.00 – $17.00
Morococha	2.30 – 2.40	$12.75 – $14.25	$16.00 – $17.50
San Vicente	4.00 – 4.15	$11.00 – $12.00	$12.25 – $13.25
Manantial Espejo	3.65 – 3.80	$10.50 – $11.75	$13.80 – $15.05
Consolidated Total	25.50 – 26.50	$10.80 – $11.80	$15.50 – $ 16.50
(1)
Cash costs per ounce and AISCSOS are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of how these measures are calculated.  The cash cost forecasts assume by-product credit prices of $2,200/tonne ($1.00/lb) for zinc, $2,000/tonne ($0.91/lb.) for lead, $6,800/tonne ($3.08/lb.) for copper, and $1,200/oz. for gold.

The Company expects its seven mines to produce between 25.50 million and 26.50 million ounces of silver in 2015, similar to 2014 production of 26.11 million ounces. Improved grades at Dolores and San Vicente along with increased throughput rates at San Vicente and Huaron are expected to increase silver production sufficiently to offset the anticipated decrease in silver production at Alamo Dorado due to lower silver grades as open pit mining winds down. La Colorada, Morococha, and Manantial Espejo are expected to maintain silver production levels consistent with those in 2014.

Cash costs for 2015 are expected to be between $10.80 and $11.80 per ounce of silver, net of by-product credits, relatively similar to 2014 cash costs of $11.46 per ounce. The Company expects operating costs to increase in 2015, primarily from increased open pit waste mining rates at Manantial Espejo, increased ore stockpile inventory draw-downs at Dolores, and labor cost increases across the Company. The cost increases are expected to be partially offset by reduced open pit mining rates at Alamo Dorado, reduced inventory variations at Manantial Espejo, the continued downward trend in certain costs correlated with decreased oil prices, benefits from reduced growth in demand for certain consumables, and from sustained devaluation of the Mexican Peso, Peruvian Sol and Argentine Peso.

Consolidated AISCSOS in 2015 is expected to be between $15.50 and $16.50 per ounce, a substantial decrease from the 2014 AISCSOS of $17.88 per ounce. The expected year-over-year AISCSOS decrease is primarily driven by the following anticipated factors:

•	A decrease in cost of sales due primarily to lower net realizable value adjustments expected for 2015 and the devaluation of the Mexican Peso,

•	An increase in by-product credits driven largely by higher gold production

•	A decrease in royalty payments resulting from lower metal prices; and,

•	A reduction in sustaining capital expenditures.

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2015 By-product Production Forecasts:

	Gold (koz)	Zinc (kt)	Lead (kt)	Copper (kt)
La Colorada	2.5 – 2.7	7.00 – 7.50	3.70 – 3.80	–
Dolores	75.0 – 80.0	–	–	–
Alamo Dorado	15.5 – 16.6	–	–	0.01 – 0.01
Huaron	1.0 – 1.2	13.50 – 14.00	6.10 – 6.20	4.75 – 5.00
Morococha	2.0 – 2.5	14.50 – 15.00	4.20 – 4.40	3.24 – 3.49
San Vicente	–	6.00 – 6.50	0.50 – 0.60	–
Manantial Espejo	69.0 – 72.0	–	–	–
Consolidated Total	165.0 – 175.0	41.00 – 43.00	14.50 – 15.00	8.00 – 8.50

Gold production is expected to increase to between 165,000 ounces and 175,000 ounces, almost exclusively driven by a 12,100 ounce (18%) increase in gold production from Dolores anticipated through improved grades as the mine develops into the higher gold grade portion of the deposit. Zinc, copper and lead are expected to remain relatively similar to 2014 production volumes.

2015 Capital Expenditure Forecasts

Pan American expects a reduction in sustaining capital investments compared to 2014, due to reduced pre-stripping at Manantial Espejo, fewer mining equipment purchases, and underground infrastructure developments at Huaron and Morococha as the multi-year mechanization program at Peruvian operations is largely complete. In total, the Company plans to spend between $71.0 and $84.0 million on sustaining capital at its seven operating mines, which includes approximately $10.0 million to complete approximately 83 kilometers of development diamond drilling, down from the $99.1 million spent on sustaining capital in 2014. Further details of planned sustaining capital at each operation can be found in the “2015 Mine Operations Forecasts” section of this MD&A.

Pan American also expects to invest between $90.0 and $97.0 million on long term development and expansion projects, which are mainly for the La Colorada expansion project and at Dolores for the construction of the new power line. The following table details the forecast capital investments at the Company's operations and projects in 2015:

2015 Forecast Capital Investment ($ millions)
La Colorada	11.0 – 12.0
Dolores	30.0 – 35.0
Alamo Dorado	–
Huaron	8.0 – 10.0
Morococha	6.0 – 8.0
San Vicente	4.0 – 5.0
Manantial Espejo	12.0 – 14.0
Sustaining Capital Total	71.0 – 84.0
La Colorada expansion Project	75.0 – 80.0
Dolores projects	15.0 – 17.0
Project Capital Total	90.0 – 97.0
Consolidated Total	161.0 – 181.0

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The La Colorada expansion project is expected to advance substantially during 2015 with a forecast expenditure of between $75.0 and $80.0 million primarily for the following: $25.8 million for the new hoist and new shaft installations, which is targeted for completion by mid-2016; $29.4 million for construction of the new plant which is also targeted for completion by mid-2016; $3.7 million on on-going underground mine development and additional equipment; $3.1 million for the new power line; and $3.0 million for the expansion of site infrastructure.  Key milestones planned for 2015 include completing the physical excavation and detailed engineering for all shaft works, installing the new hoist, fabricating and installing a new headframe, advancing the lining and equipping of the shaft, and completing construction of the new plant sufficiently that commissioning can be completed by mid-year 2016.

2015 General and Administrative Cost Forecast

Our 2015 general and administrative costs (“G&A”), including share based compensation, are expected to be approximately $17.5 million, relatively consistent with 2014 G&A. This figure is subject to fluctuations in the Canadian dollar (“CAD”) to USD exchange rate, and the Company’s ability to allocate certain costs incurred at head office that are directly attributable to operating subsidiaries.

The following table compares our 2015 forecast G&A against those incurred over the previous two years, as well as G&A on a per ounce of silver produced basis, which is a non-GAAP measure.

	Forecast	Actual
	2015	2014	2013
General and administrative costs (in ‘000s of USD)	$17,500	$17,908	$17,596
Silver production (in ‘000s of ounces) (1)	26,000	26,112	25,959
General and administrative costs per silver ounce produced(2)	$0.67	$0.69	$0.68
(1)	Forecast silver production at the mid-point of the guidance given in this MD&A for the Company’s existing operations.
(2)
G&A cost per silver ounce produced is a non-GAAP measure used by the Company to assess G&A costs relative to production. It is calculated as G&A costs divided by total ounces of silver production in the period.

2015 Exploration and Project Development Expense Forecast

Exploration and project development expenses for Pan American in 2015 are expected to total approximately $16.5 million, which is a $3.3 million increase from 2014 and includes advancing surface exploration on targets defined for certain Mexican and Peruvian properties, as well as holding costs for various exploration properties, including Navidad.

2015 Mine Operation Forecasts

Management’s expectations of each mine’s operating performance in 2015 are set out below, including discussion on expected production, cash costs and AISCSOS, and capital expenditures.

•	La Colorada mine

La Colorada 2015 silver production is expected to be similar to the 5.0 million ounces produced in 2014. The 2015 mine plan contemplates a processing rate of between 1,260 to 1,275 tonnes per day, with sulphide ore from the Candelaria mine zone comprising 60% of the total mine production, which is similar to the 2014 distribution. Oxide mine feed is anticipated to represent the remaining 40% of the processing feed with the majority coming from the Estrella mine zone.

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With similar distributions of sulphide and oxide feed planned for 2015, it is expected that base metal by-product production will be consistent with 2014 production.

2015 cash costs per ounce of $8.50 to $9.25 are expected to increase from the $8.14 per ounce in 2014, primarily due to minor interferences expected from the new shaft excavation project somewhat reducing underground mine productivities, which are expected to be partially offset by Mexican Peso devaluation.

Sustaining capital expenditure at La Colorada in 2015 is expected to decrease from 2014 levels down to $11.0 to $12.0 million. The major elements making up this planned sustaining capital are as follows: $7.2 million in mine related capital, the largest components being a mine discharge water treatment plant (primarily sediment removal), a ventilation raise, and equipment rehabilitation; $1.4 million in development exploration; and $1.1 million in processing plant capital.

AISCSOS at La Colorada for 2015 is expected to be between $10.95 and $11.70 per ounce, in-line with the $10.90 per ounce reported in 2014.

In addition, capital expenditures relating to an expansion project for the La Colorada mine are expected to require $75.0 million to $80.0 million in 2015. Please see “2015 Capital Expenditure Forecast” section for a detailed description of these expenditures.

•	Dolores mine

We expect reasonably similar heap stacking rates at Dolores during 2015 as compared to 2014. However, we anticipate an improvement in silver production to between 4.00 million and 4.15 million ounces, from 3.98 million in 2014, as a result of an increase in silver grades offset by an expected in-heap inventory build-up. Similarly, gold grades are expected to improve significantly, again partially offset by the in-heap inventory build-up, resulting in forecasted 2015 gold production of between 75,000 ounces and 80,000 ounces, up from the 66,800 ounces in 2014.

The expected increase in 2015 silver and gold production, a continuance of the general downward trend in certain costs associated with lower oil prices and reduced growth in demand for certain consumables and sustained Mexican Peso devaluation result in forecasted 2015 cash costs per ounce of between $8.50 and $10.00 per ounce, a substantial decrease from the $12.94 per ounce cash costs for Dolores in 2014.

Sustaining capital expenditures at Dolores is forecast at between $30.0 million and $35.0 million, an increase from the $27.6 million expended in 2014. The sustaining capital planned for 2015 is primarily comprised of pre-stripping activities, truck rehabilitations, loading and drilling equipment rehabilitations and the installation of a contingent process solution treatment plant to address unexpectedly large precipitation and/or power outage events.

AISCSOS at Dolores for 2015 is expected to be between $17.00 and $18.50 per ounce, significantly down from the $27.02 per ounce reported in 2014 due primarily to the expectation that NRV adjustments on inventories of $23.3 million in 2014 will not be incurred in 2015.

In addition to sustaining capital expenditures, capital expenditures relating primarily to a new power line installation and process plant optimization projects are expected to require between $15.0 million and $17.0 million.

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•	Alamo Dorado mine

As anticipated the Alamo Dorado mine will continue along a declining production profile as it enters the final year of its open pit mine life. Although anticipated throughput of 1.7 million tonnes is expected to remain relatively consistent with 2014 levels, a larger percent of the mill feed will be sourced from the lower grade mined ores and stockpiles. 2015 silver production is expected to be between 2.95 million and 3.20 million ounces, a decline of at least 8% from 2014 production of 3.47 million ounces. Similarly, gold production is anticipated to decrease from 2014 levels as a result of expected decreased grades.

Despite lower operating costs in 2015, cash costs per ounce are expected to increase from $12.89 in 2014 to between $14.00 and $14.50 per ounce in 2015 due to the lower silver and gold production as well as lower gold prices.

Given that Alamo Dorado is in its final years, no sustaining capital expenditure has been planned for 2015.

AISCSOS at Alamo Dorado for 2015 is expected to be between $14.30 and $14.80 per ounce, up from $13.05 per ounce reported in 2014 due to the anticipated decrease in silver sales from processing lower grade mined ores and stockpiles.

•	Huaron mine

We anticipate a continued positive trend in increased mining and milling rates at Huaron in 2015, resulting in a modest increase in silver produced to between 3.7 million and 3.8 million ounces from the 3.64 million ounces produced in 2014. The increased throughput rates are the result of the increased amount of ore available by mechanized long-hole mining, which is a benefit of the previous years’ investments. Zinc and copper production are expected to decrease as a result of lower grades, while lead production is expected to remain relatively consistent.

Cash costs per ounce of between $13.00 and $13.75 per ounce are expected to increase from the 2014 level of $11.56 per ounce, primarily driven by a decline in by-product credits resulting from lower copper, lead and gold prices anticipated for 2015.

Sustaining capital expenditure in 2015 of between $8.0 million and $10.0 million is expected to be significantly lower than the $17.3 million in 2014. The 2015 capital budget is primarily comprised of a tailings dam expansion, near-mine diamond drilling, ventilation raises and mining equipment, camp additions and general equipment maintenance.

AISCSOS at Huaron for 2015 is expected to be between $16.00 and $17.00 per ounce, representing an average 13% decrease from the $19.07 per ounce reported in 2014 due primarily to lower sustaining capital expenditures.

•	Morococha mine

Milled tonnes, silver grades and recoveries, and silver production in 2015 are all expected to be relatively consistent with 2014 levels. 2015 copper production is expected to increase due to an improvement in copper grades and recoveries from mine sequencing, while zinc and lead production should remain stable with 2014 levels.

Cash costs are anticipated to remain between $12.75 and $14.25 per ounce in 2015, comparable to 2014 cash costs of $13.22 per ounce. Cash costs at Morococha in 2015 are expected to benefit from an increase in copper by-product credits, offset by an increase in concentrate treatment costs and lower lead production.

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Morococha’s sustaining capital for 2015 is expected to be between $6.0 million and $8.0 million, substantially lower than the 2014 capital spending of $10.2 million. The major components of the 2015 capital expenditures includes: $1.5 million in near-mine diamond drilling, $1.3 million in mining equipment, and $1.0 million on studies for deepening the Manuelita mine area beneath the primary drainage tunnel.

AISCSOS at Morococha for 2015 is expected to be between $16.00 and $17.50 per ounce, a 10% to 17% decrease from the $19.39 per ounce reported in 2014 primarily due to lower sustaining capital.

•	San Vicente mine

In 2015, we expect similar throughput rates and recoveries to the 2014 levels, and a modest improvement in silver grades due to mine sequencing and reductions in mine dilution through mining method improvements. The aggregate effect is expected to result in 2015 silver production of between 4.0 million and 4.15 million ounces, an increase from the 3.95 million ounces produced in 2014. Anticipated improvements in zinc and lead grades are expected to drive increased zinc and lead by-product production as well.

Expected 2015 cash costs per ounce of between $11.00 and $12.00 are lower than 2014 cash costs of $13.16 per ounce, due primarily to an expected improvement in by-product credits resulting from higher zinc and lead production. In addition, cash costs are expected to benefit from reductions in royalties from reduced metal prices as well as reduced concentrate treatment costs.

The 2015 expected sustaining capital at San Vicente is between $4.0 million and $5.0 million, an increase from sustaining capital levels in 2014. Major components of the 2015 sustaining capital budget includes $1.0 million in mill equipment refurbishment, $1.1 million in mine equipment replacements, a ventilation raise and pump station installations and $0.6 million in exploration.

AISCSOS at San Vicente for 2015 is expected to be between $12.25 and $13.25 per ounce, a slight decline from the $13.78 per ounce reported in 2014, as the same factors expected to reduce cash costs in 2015 described above will also benefit AISCSOS.

•	Manantial Espejo mine

The 2015 silver production objective for the Manantial Espejo mine is to maintain silver production levels consistent with those achieved in 2014. We anticipate a slight decline in silver grades to be offset by modestly higher throughput rates. Gold grades, recoveries, and production levels in 2015 are expected to be consistent with 2014 gold production.

Under the assumption that the devaluation of the Argentine peso will keep pace with local inflation rates during 2015, we expect that production costs will increase primarily from increased waste mining rates, and a swing in inventory variations from last year’s inventory build-up to an expected reduction of inventory in 2015. Combined with decreased gold credits, driven by the decline in gold price from 2014, we expect higher cash costs from $10.12 per ounce for 2014 to between $10.50 and $11.75 per ounce in 2015.

Sustaining capital expenditure in 2015 is expected to be between $12.0 million and $14.0 million, a significant decrease from the $26.7 million spent in 2014. The majority of the 2015 capital budget is related to Maria open pit pre-stripping activities. The other major element of the 2015 sustaining capital budget is $2.5 million expected for brownfield exploration spending focused during January through June 2015.

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AISCSOS at Manantial Espejo for 2015 is expected to be between $13.80 and $15.05 per ounce, a significant decrease from the $17.93 per ounce reported in 2014 due mainly to lower sustaining capital and lower net realizable value adjustments than were incurred in 2014.

2014 OPERATING PERFORMANCE

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American’s operations in 2014 as compared to 2013.

	Silver Production (ounces ‘000s)		Cash Costs(1) ($ per ounce)
	2014	2013	2014	2013
La Colorada	4,979	4,566	$8.14	$9.43
Dolores	3,982	3,503	12.94	7.47
Alamo Dorado	3,473	5,079	12.89	7.45
Huaron(5)	3,635	3,304	11.56	15.46
Morococha(2)(5)	2,370	2,397	13.22	18.14
San Vicente(3)	3,949	3,967	13.16	15.51
Manantial Espejo	3,725	3,144	10.12	8.55
Consolidated Total(4)()	26,112	25,959	$11.46	$10.96

(1)
Any reference to “cash costs” in this MD&A is defined as cash costs net of by-product credits. Please refer to the section Alternative Performance (Non-GAAP) Measures for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Audited Consolidated Financial Statements.

(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not add due to rounding.
(5)
Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). Please refer to Note 3 under the table “Total Cash Costs and Total Production Costs per Ounce of Payable Silver, net of by-product credits” included in the Alternative Performance (Non-GAAP) Measures section of this MD&A for further details.

The graph below presents silver production by mine in 2014:

Pan American Silver Corp.	14

Pan American’s 2014 silver production of 26.1 million ounces was relatively consistent with 2013 production levels of 26.0 million ounces. Stable silver production was largely achieved as a result of the following: record silver production at La Colorada which increased 9% from the prior year via increased throughput; a 14% increase in Dolores silver production from higher throughput and the increased leach times provided by the larger leach pad 3; and a throughput driven 10% increase in silver production at Huaron, a result of successful multi-year mine mechanization efforts. Also, San Vicente posted near-record annual silver production due to higher throughput, despite a two-week work stoppage during the third quarter of 2014. These production increases offset the expected decline in Alamo Dorado silver production as the mine approaches the end of its planned mine-life.

2014 silver production was well within management’s forecast range of between 25.75 million and 26.75 million ounces, as described in the December 31, 2013 MD&A. Dolores, Huaron and La Colorada all exceeded 2014 guidance; San Vicente achieved 2014 guidance levels despite the work stoppage, while Alamo Dorado, Morococha, and Manantial Espejo were below 2014 guidance.

Pan American’s consolidated cash costs net of by-product credits for 2014 were $11.46 per silver ounce, which compares to cash costs of $10.96 per ounce for 2013. The 2014 consolidated cash costs of $11.46 per ounce were less than the 2014 guidance of $11.70 to $12.70 per ounce, and were 5% higher than the 2013 adjusted cash costs of $10.96 per ounce. The year over year increase to cash costs was primarily attributable to increased cash costs at Dolores and Manantial Espejo, primarily from large swings in inventory variations, and at Alamo Dorado, from the expected grade reductions. Consolidated cash costs were also negatively affected by decreased by-product credits at the Dolores and Alamo Dorado mines, which were largely driven by declining gold prices. These increases were partially offset by decreased cash costs at the Peruvian operations, San Vicente, and at the La Colorada mine, all driven mainly from increased by-product production and unit cost benefits of increased throughputs.

The following tables set out the Company’s by-product production over the past two years and the average market metal price metal produced:

By-Product Production
	2014	2013
Gold (ounces ‘000s)	161.5	149.8
Zinc (tonnes ‘000s)	43.5	42.1
Lead (tonnes ‘000s)	15.0	13.5
Copper (tonnes ‘000s)	9.0	5.5

Average Market Metal Prices
	2014	2013
Silver/ounce	$19.08	$23.79
Gold/ounce	$1,266	$1,411
Zinc/tonne	$2,164	$1,909
Lead/tonne	$2,096	$2,141
Copper/tonne	$6,862	$7,322

Consolidated gold production in 2014 was 161,500 ounces, an 8% increase from 2013 production levels. The year over year increase was mainly the result of additional gold produced at Manantial Espejo and Dolores in 2014. Both the Dolores and Manantial Espejo gold

Pan American Silver Corp.	15

production increases were primarily a result of higher throughput rates in 2014 compared to 2013.

Pan American’s 2014 base metals production increased significantly from 2013 levels. Consolidated copper production rose to a Company record 9,000 tonnes, 64% greater than 2013 due to significant production increases at Huaron and Morococha. Consolidated lead production increased 11% from 2013 to 15,000 tonnes, with higher production achieved at La Colorada and Morococha, partially offset by lower production at San Vicente. Consolidated zinc production rose 3% from 2013 to 43,500 tonnes, primarily on account of higher production at La Colorada.

2014 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for 2014, as compared to 2013.

	Payable Silver Sold (ounces ‘000s)		AISCSOS(1) ($ per ounce)
	2014	2013	2014	2013
La Colorada	4,726	4,449	10.90	12.14
Dolores	3,912	3,361	27.02	24.07
Alamo Dorado	3,607	5,566	13.05	8.58
Huaron	3,025	2,878	19.07	23.23
Morococha	2,125	2,216	19.39	30.80
San Vicente(2)	4,177	3,702	13.78	15.75
Manantial Espejo	3,860	3,306	17.93	16.84
Consolidated Total(2) (3)	25,431	25,478	17.88	17.91

(1)
Please refer to the section “Alternative Performance (Non-GAAP) Measures” for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Audited Consolidated Financial Statements. Corporate G&A costs are included in the Consolidated AISCSOS, but not allocated in calculating AISCSOS for each operation.

(2)
In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations.   As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for year ended December 31, 2013 was a $0.42 decrease to the Company’s previously reported consolidated AISCSOS of $18.33.

(3)	Totals may not add due to rounding.

AISCSOS in 2014 were $17.88 per ounce, similar to the $17.91 per ounce AISCSOS in 2013. As shown in the table below, the relatively consistent year over year AISCSOS resulted from increased production and refining costs in 2014, which were significantly affected by larger negative NRV adjustments, offset by higher by-product credits and decreased sustaining capital and exploration expenses than in 2013. Consolidated silver sales quantities remained consistent from 2013 to 2014.

Pan American Silver Corp.	16

Individual Operations

The following tables summarize the metal production and cash costs achieved for each individual operation compared to that forecasted in the 2013 annual MD&A. Following the summary tables is analyses of each operation’s 2014 operating performance as compared to 2013, as well as an analysis of 2014 operating performance compared to management’s 2014 guidance. Reported metal figures included in tables in this section are volumes of metal produced.

	2014 Silver Production (million ounces)			2014 Cash Costs(1) ($ per ounce)
	Forecast (2)	Actual		Forecast (2)	Actual
La Colorada	4.85 - 4.95	4.98	✓	$9.00 - $9.50	$8.14	✓
Dolores	3.60 - 3.85	3.98	✓	$12.25 - $14.25	12.94	✓
Alamo Dorado	3.75 - 3.80	3.47	✗	$12.50 - $13.50	12.89	✓
Huaron	3.40 - 3.50	3.64	✓	$14.50 - $15.00	11.56	✓
Morococha	2.50 - 2.60	2.37	✗	$15.00 - $16.50	13.22	✓
San Vicente	3.90 - 4.00	3.95	✓	$12.50 - $13.00	13.16	✗
Manantial Espejo	3.75 - 4.05	3.73	✗	$8.75 - $10.00	10.12	✗
Consolidated Total(3)	25.75 - 26.75	26.11	✓	$11.70 - $12.70	$11.46	✓

(1)	Refer to footnotes to previous tables in the 2014 Operating Performance section of this MD&A
(2)	Forecasted amount per guidance included in the annual MD&A for fiscal 2013 dated March 26, 2014.
(3)	Totals may not add due to rounding.

	2014 Gold Production (koz)			2014 Zinc Production (kt)
	Forecast (2)	Actual		Forecast (2)	Actual
La Colorada	2.60 - 2.80	2.57	✗	6.50 - 7.00	7.70	✓
Dolores	64.00 - 68.00	66.82	✓	-	-	-
Alamo Dorado	17.00 - 19.00	17.56	✓	-	-	-
Huaron	0.60 - 1.20	1.16	✓	13.50 - 14.00	14.20	✓
Morococha(3)	1.80 - 2.00	2.92	✓	14.00 - 15.50	15.80	✓
San Vicente(4)	-	-	-	5.50 - 6.00	5.84	✓
Manantial Espejo	69.00 - 72.00	70.47	✓	-	-	-
Consolidated Total(2)	155.0 - 165.0	161.5	✓	39.5 - 42.5	43.5	✓

	2014 Lead Production (kt)			2014 Copper Production (kt)
	Forecast (2)	Actual		Forecast (2)	Actual
La Colorada	3.10 - 3.50	3.74	✓	-	-	-
Dolores	-	-	-	-	-	-
Alamo Dorado	-	-	-	0.07 - 0.07	0.03	✗
Huaron	5.35 - 5.70	6.03	✓	3.35 - 3.55	5.88	✓
Morococha(3)	3.80 - 4.00	4.74	✓	1.78 - 2.08	3.08	✓
San Vicente(4)	0.45 - 0.50	0.50	✓	-	-	-
Manantial Espejo	-	-	-	-	-	-
Consolidated Total(2)	12.7 - 13.7	15.0	✓	5.2 - 5.7	9.0	✓

(1)	Forecasted amount per guidance included in the annual MD&A for fiscal 2013 dated March 26, 2014.
(2)	Totals may not add due to rounding.

Pan American Silver Corp.	17

•	La Colorada mine

	Twelve months ended December 31,
	2014	2013
Tonnes milled – kt	471.3	448.7
Average silver grade – grams per tonne	366	352
Average silver recovery - %	89.8	89.9
Silver – koz	4,979	4,566
Gold – koz	2.57	2.58
Zinc – kt	7.70	6.76
Lead – kt	3.74	3.32

Cash cost per ounce net of by-products(1)	$8.14	$9.43
Total cost per ounce net of by-products(1)	$10.09	$11.27

AISCSOS(1)	10.90	12.14

Payable silver koz	4,756	4,365

Sustaining capital expenditures – thousands(2)	$13,476	13,574

(1)
AISCSOS and Cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section “Alternative Performance (Non-GAAP) Measures” for a detailed reconciliation of these measures to our cost of sales.

(2)
Sustaining capital expenditures excludes $17.9 million in 2014 related to investment capital incurred on the expansion project as disclosed in the Project Development Update and Alternative Performance (Non-GAAP) Measures sections

2014 versus 2013

Silver production at the La Colorada mine in 2014 was a record 5.0 million ounces, a 9% increase compared to 2013 silver production, making La Colorada the Company’s largest silver producer. The 2014 production increase resulted from 5% higher throughput and a 4% increase in average silver grades which were achieved using additional equipment acquired as part of the mine’s expansion project.

Despite the increased throughput, gold production in 2014 remained consistent with 2013 production levels due to a 4% reduction in average gold grades and a 3% decrease to gold recoveries compared to the prior year, stemming from the mine sequencing. Increased sulphide ore throughput had a positive effect on base metal grades and recoveries, yielding records in annual zinc production of 7,700 tonnes and lead production of 3,700 tonnes, 14% and 13% greater than 2013 production, respectively.

2014 cash costs, net of by-products were $8.14 per ounce, the lowest in the Company, and a 14% decrease from those in 2013. The decrease in cash costs resulted from a 9% increase in silver production coupled with a 17% increase in by-product credits driven by the previously discussed record base metal production, which was slightly offset by lower realized gold prices and gold production.

2014 AISCSOS decreased by 10% to $10.90 from $12.14 in the previous year due to a 4% decrease in production costs, a 6% increase in by-product credits and a 6% increase in the amount of payable silver ounces sold from 2013 levels.

Pan American Silver Corp.	18

2014 versus 2014 Guidance

Silver production at La Colorada in 2014 exceeded the high end of management’s forecast range of 4.85 million to 4.95 million ounces as a result of realizing higher than expected throughput rates at the expected silver grades and recoveries. Base metal production benefited from the better than expected throughput rates, grades and recoveries, resulting in zinc and lead production which exceeded our guidance. Gold grades lagged management’s expectation, leading to actual gold production falling short of guidance.

Actual cash costs of $8.14 per ounce were lower than management’s forecast range of between $9.00 and $9.50 per ounce. Cash costs at La Colorada in 2014 were positively influenced by better than expected silver, zinc and lead productions.

Sustaining capital expenditures at La Colorada during 2014 totalled $13.5 million, consistent with the $13.6 million in 2013, though $5.5 million more than our 2014 forecast of $8 million. The 2014 sustaining capital included a $5.6 million investment in a tailings dam expansion at La Colorada, which was reclassified from project capital to sustaining capital. In addition, the 2014 sustaining capital included expenditures in mine ventilation, mine site exploration drilling, equipment replacements and overhauls, and infrastructure upgrades. This capital excludes $17.9 million spent on the La Colorada expansion project during the year which is further described in the 2014 Project Development Update section of this MD&A.

•	Dolores mine

	Twelve months ended
	December 31,
	2014	2013
Tonnes milled - kt	6,053.9	5.351.9
Average silver grade – grams per tonne	40	48
Average gold grade – grams per tonne	0.44	0.46
Average silver recovery - %	51.8	42.7
Average gold recovery - %	78.3	82.1
Silver – koz	3,982	3,503
Gold – koz	66.82	65.23

Cash cost per ounce net of by-products(1)	$12.94	$7.47
Total cost per ounce net of by-products(1)	$27.39	$20.12

AISCSOS(1)	27.02	24.07

Payable silver koz	3,969	3,494

Sustaining capital expenditures – thousands(2)	$27,632	$36,159

(1)
AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(2)
Sustaining capital expenditures excluded $17.3 million and $50.5 million, in the 2014 and 2013 reporting periods, respectively, related to capital incurred on the leach pad and other expansion projects as disclosed in the Project Development Update section and Alternative Performance (non-GAAP) Measures section of this MD&A.

2014 versus 2013

Dolores produced 4.0 million ounces of silver in 2014, 14% higher than the 3.5 million ounces produced in 2013, a result of a 13% increase to stacking rates and a 9% improvement to silver recoveries which more than offset a 17% decrease to average silver grades. Improved recoveries in 2014 were realized from the benefits of the multi-stage leach process, whereby solutions recovered from the leaching of ore stacked on pad 2 were further enriched by the leaching of newly stacked ore on pad 3. In addition, the benefit of the increased heap leach

Pan American Silver Corp.	19

surface area on pad 3 continues to allow for longer primary leach cycle times, further enhancing recovery rates from previously experienced levels.

Gold production of 66,800 ounces in 2014 favourably compared to the 65,200 ounces produced in 2013, as the increased processing throughput was partially offset by a 5% decrease in gold grades and recoveries.

Dolores’s cash costs per ounce were $12.94 in 2014, a significant increase from the 2013 cash costs of $7.47 due to a large inventory variation swing as ore stockpiles grew in 2013 and were reduced in 2014 following the expected mine sequencing, in addition to a 19% decline in by-product credits per ounce resulting from lower realized gold prices in 2014.

2014 AISCSOS increased by 12% to $27.02 from $24.07 in the previous year driven by a 25% increase in production costs, which included a $10.3 million increase in NRV adjustments, and a $4.7 million decrease in by-product credits, largely attributable to the decline in gold price. These negative AISCSOS factors were partially offset by the benefits of a 17% increase in payable silver ounces sold in 2014, an $8.5 million and $2.3 million reductions in sustaining capital and exploration expenses, respectively.

2014 versus 2014 Guidance

In 2014 silver production was 3% more than the top-end of management’s guidance range of 3.6 million to 3.85 million ounces, a result of better than anticipated stacking rates and silver recoveries, which outweighed the effect of lower than expected average silver grades. Gold production was within management’s guidance range of 64,000 ounces and 68,000 ounces.

Cash costs for 2014 were $12.94 per ounce of silver, within the $12.25 to $14.25 per ounce 2014 forecast range provided by management.

Sustaining capital expenditures in 2014 totalled $27.6 million 18% lower than the $32.5 million forecasted following a decision to lease several new mine haul trucks. The 2014 sustaining capital was mainly spent on stripping activities, mine site exploration, access roads and camp upgrades, and on mining equipment replacements. Sustaining capital excludes $17.3 million in project capital spent during the year, which is further described in the 2014 Project Development Update section of this MD&A.

Pan American Silver Corp.	20

•	Alamo Dorado mine

	Twelve months ended December 31,
	2014	2013
Tonnes milled - kt	1,763.0	1,790.3
Average silver grade – grams per tonne	75	101
Average gold grade – grams per tonne	0.37	0.36
Average silver recovery - %	81.4	87.1
Silver – koz	3,473	5,079
Gold – koz	17.56	17.6
Copper – tonnes	30	120

Cash cost per ounce net of by-products(1)	$12.89	$7.45
Total cost per ounce net of by-products(1)	$16.28	$10.98

AISCSOS(1)	13.05	8.58

Payable silver - koz	3,454	5,043

Sustaining capital expenditures – thousands	$293	$7,621

(1)
AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2014 versus 2013

As expected, 2014 silver production of 3.5 million ounces at Alamo Dorado was significantly less than the 5.1 million ounces produced in 2013. Silver production decreased primarily due to the planned processing of lower silver grade ores with lower silver recoveries which decreased by 26% and 7%, respectively.

Despite a slight decrease in throughput rates and gold recoveries from 2013 levels, the 2014 gold production was comparable to 2013 as a result of a 4% improvement in realized average gold grades in 2014.

Alamo Dorado’s cash costs per ounce were $12.89 in 2014, a significant increase from the 2013 cash costs of $7.45 due primarily to increased waste mining and lower silver production as a result of processing lower silver grade ores, which was partially offset by improved by-product credits per ounce as gold production levels remained consistent year over year while silver production decreased substantially.

2014 AISCSOS increased by $4.47 to $13.05 from $8.58 in 2013. Although year over year direct production costs remained relatively consistent, the lower 2014 silver production resulted in 35% less payable silver ounces being sold in 2014, which along with a $1.9 million NRV adjustment drove the increase to AISCSOS in 2014.

2014 versus 2014 Guidance

Alamo Dorado’s silver production in 2014 was 7% lower than the bottom end of management’s forecast range of 3.75 million to 3.8 million ounces, the result of below expected silver recoveries on the lower grade ore processed in the year. Gold production was within management’s guidance range of between 17,000 ounces and 19,000 ounces.

Pan American Silver Corp.	21

Cash costs of $12.89 per ounce were consistent with management’s forecasted range of $12.50 to $13.50 per ounce as slightly higher operating costs per ounce were offset by better than expected gold by-product credits.

Capital expenditures at Alamo Dorado during 2014 totalled $0.3 million, slightly lower than management’s guidance of $0.5 million.

•	Huaron mine

	Twelve months ended December 31,
	2014	2013
Tonnes milled - kt	892.8	802.3
Average silver grade – grams per tonne	154	158
Average zinc grade - %	2.41	2.53
Average silver recovery - %	83.2	81.8
Silver – koz	3,635	3,304
Gold – koz	1.16	0.94
Zinc – kt	14.20	14.02
Lead – kt	6.03	5.84
Copper – kt	5.88	3.39

Cash cost per ounce net of by-products (2)	$11.56	$15.46
Total cost per ounce net of by-products(2)	$15.54	$19.51

AISCSOS(1)	19.07	23.23

Payable silver - koz(2)	3,120	2,879

Sustaining capital expenditures – thousands	$17,327	$15,474

(1)
AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(2)
Previously reported cash costs and total costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15) and a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85). There was also an immaterial change to previously reported payable silver production as a result of this correction. Please refer to Note 3 under the table “Total Cash Costs and Total Production Costs per Ounce of Payable Silver, Net of By-Product Credits” included in the Alternative Performance (Non-GAAP) Measures section of this MD&A for further details.

2014 versus 2013

In 2014 mill throughput at Huaron increased by 11% relative to 2013 which more than offset a 3% decrease in average silver grades and resulted in a 10% increase in silver production to a record 3.64 million ounces. The increased throughput rate reflected the benefits obtained from the multi-year mine mechanization effort which also focused on high-grade copper ore zones and led to a 73% increase in copper production to a record 5,900 tonnes. Lead and zinc production were largely consistent with 2013 production levels increasing by 3% and 1%, respectively.

Cash costs at Huaron in 2014 decreased to $11.56 per ounce, 25% below 2013’s cash costs. The lower cash costs were achieved primarily through reduced operating costs of the mechanized mining methods; unit cost benefits associated with the increased throughput rates, and improved by-product credits per ounce driven largely from record copper production partially offset by reduced copper prices.

Pan American Silver Corp.	22

2014 AISCSOS of $19.07 was 18% lower than the $23.23 in the previous years. The decrease was largely attributable to by-product credits which increased by $16.5 million, and a 5% increase in Huaron payable silver ounces sold, which resulted from increased silver production.

2014 versus 2014 Guidance

Silver production in 2014 was 4% above the high end of management’s 2014 guidance of 3.4 million to 3.5 million ounces. The benefits of mechanized mining at Huaron has outperformed management’s expectations and the associated higher throughputs obtained more than offset less than expected silver grades. The production of all base metals was above management’s guidance as a result of better than expected throughput rates and metal recoveries.

The actual cash costs in 2014 were 20% better than the bottom of our forecast range of $14.50 to $15.00 per ounce. This positive performance was attributable to better than expected throughputs driving reduced unit costs as well as better than expected by-product production, primarily copper.

Capital expenditures at Huaron during 2014 totalled $17.3 million, compared to our forecast of $9.5 million. The increased sustaining capital expenditure related primarily to additional upgrades and underground 250-level development (primary drainage and haulage level) which was determined to be accretive in 2014 and thus progressed accordingly. Other costs included in 2014 sustaining capital included upgrades to the shaft loading pockets, mine site exploration, and a tailings dam raise.

•	Morococha mine (1)

	Twelve months ended December 31,
	2014	2013
Tonnes milled - kt	566.3	573.3
Average silver grade – grams per tonne	152	149
Average zinc grade - %	3.60	3.20
Average silver recovery - %	86.39	87.9
Silver– koz	2,370	2,397
Gold – koz	2.92	2.65
Zinc – kt	15.80	15.16
Lead – kt	4.74	3.77
Copper – kt	3.08	2.03

Cash cost per ounce net of by-products (3)	$13.22	$18.14
Total cost per ounce net of by-products(3)	$22.23	$26.76

AISCSOS(2)	19.39	30.80

Payable silver - koz(3)	2,010	2,046

Sustaining capital expenditures – thousands	$10,199	$18,653

(1)	Production and cost figures are for Pan American’s 92.3% share only
(2)
AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

(3)
Previously reported cash costs and total costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15) and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). There was also an immaterial change to previously reported payable silver production as a result of this correction. Please refer to Note 3 under the table “Total Cash Costs and Total Production Costs per Ounce of Payable Silver, Net of By-Product Credits” included in the Alternative Performance (Non-GAAP) Measures section of this MD&A for further details.

Pan American Silver Corp.	23

2014 versus 2013

With a slight decrease in throughput rates from the prior year, Morococha produced 2.37 million ounces of silver in 2014, 1% less than in 2013. Mine sequencing into higher-grade lead and copper ores resulted in a 26% increase in lead production to 4,700 tonnes, a 52% increase in copper production to a record 3,100 tonnes, and a 4% increase in zinc production to 15,800 tonnes in comparison to 2013 production.

Cash costs at Morococha decreased by 27% in 2014 to $13.22 per ounce of silver due mainly to successful cost reductions as well as from substantially higher by-product production. The increased quantities of by-product metals produced were partially offset by lower copper and lead prices.

2014 AISCSOS was $19.39 a 37% decrease from $30.80 AISCSOS in 2013. Despite 3% less payable silver ounces sold from Morococha in 2014, AISCSOS decreased as a result of an $8.7 million reduction in direct operating costs, and an $8.8 million increase in by-product credits.

2014 versus 2014 Guidance

Silver production at Morococha in 2014 was 5% lower than the bottom end of management’s guidance range of 2.5 million to 2.6 million ounces. Gold production was within management’s guidance range, while actual copper, lead and zinc production all exceeded the top-end of management’s guidance range by 48%, 19% and 2%, respectively. Actual throughput rates and silver grades fell 5% short of management’s original expectations as the mechanization efforts have not been as successful as expected given worse than expected ground conditions driving a mine re-sequencing into higher grade lead and copper ores and lower grade silver ores. Gold, copper, lead and  zinc grades all exceeded management’s expectations by 47%, 39%, 23%, 6%, respectively; while recoveries remained consistent with expectations with the exception of zinc which was 8% less than originally planned.

Actual cash costs in 2014 were 12% lower than the bottom end of management’s forecast range of $15.00 to $16.50 per ounce due primarily to successful cost reductions as well as from greater by-product production.

Sustaining capital expenditures at Morococha during 2014 totalled $10.2 million, compared to management’s guidance of $9.0 million. The majority of the capital expenditures in 2014 were on mine development and infrastructure, mine site exploration, plant upgrades and equipment overhauls.

Pan American Silver Corp.	24

•	San Vicente mine (1)

	Twelve months ended December 31,
	2014	2013
Tonnes milled – kt	316.0	319.4
Average silver grade – grams per tonne	417	412
Average zinc grade - %	2.37	2.48
Average silver recovery - %	93.2	93.8
Silver – koz	3,949	3,967
Zinc – kt	5.84	6.20
Lead – kt	0.50	0.56

Cash cost per ounce net of by-products(2)	$13.16	$15.51
Total cost per ounce net of by-products(2)	$15.36	$18.07

AISCSOS(2)	13.78	15.75

Payable silver – koz	3,636	3,614

Sustaining capital expenditures – thousands	$3,415	$8,165

(1)	Production and interest figures are for Pan American’s 95.0% share only.
(2)
AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales. In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for year ended December 31, 2013 was a $0.42 decrease to the Company’s previously reported consolidated AISCSOS of $18.33.

2014 versus 2013

In 2014, San Vicente’s silver production remained consistent with the prior year as throughput rates, silver recoveries, and grades all remained stable. The steady throughput in 2014 was achieved despite a two-week shutdown in July that resulted from a strike at the mine. Zinc production decreased by 6% and lead production decreased by 11% primarily on account of decreased grades.

Cash costs at San Vicente decreased by 15% to $13.16 in 2014 as compared to 2013. The lower cash costs in 2014 resulted primarily from lower concentrate treatment and royalty costs from lower metal prices realized in 2014.

2014 AISCSOS decreased by 13% to $13.78 from $15.75 in the previous year. The 2014 decrease was primarily attributable to 13% more payable silver ounces being sold, along with a $4.8 million reduction to sustaining capital expense.

2014 versus 2014 Guidance

Attributable silver production in 2014 of 3.9 million ounces was in-line with management’s forecast range of 3.9 million to 4.0 million ounces. 2014 silver production was able to meet forecasted amounts as a result of slightly better than expected grades and recoveries despite the mine having a two week shutdown in mid-2014. Actual zinc and lead production were within management’s guidance.

Actual cash costs of $13.16 per ounce of silver were slightly higher than management’s forecast range of $12.50 to $13.00 per ounce due to slightly higher than expected employment and concentrate treatment costs.

Pan American Silver Corp.	25

Capital expenditures at San Vicente during 2014 totalled $3.4 million, which was below management’s forecast of $6.0 million, and significantly lower than the $8.2 million incurred in 2013, due to capital rationing initiatives. Capital spending in 2014 was primarily on mine infrastructure, equipment overhauls, and mine site exploration.

•	Manantial Espejo mine

	Twelve months ended December 31,
	2014	2013
Tonnes milled -	796.9	719.6
Average silver grade – grams per tonne	157	150
Average gold grade – grams per tonne	2.82	2.81
Average silver recovery - %	92.1	91.3
Average gold recovery - %	95.2	95.4
Silver – koz	3,725	3,144
Gold – koz	70.47	60.82

Cash cost per ounce of silver net of by-product credits
Cash cost per ounce net of by-products(1)	$10.12	$8.55
Total cost per ounce net of by-products(1)	$20.76	$19.03

AISCSOS(1)	17.93	16.84

Payable silver – koz	3,717	3,138

Sustaining capital expenditures – thousands	$26,741	$12,002

(1)
AISCSOS and cash costs per ounce and total costs per ounce are non-GAAP measurements. Please refer to section Alternative Performance (Non-GAAP) Measures for a detailed reconciliation of these measures to our cost of sales.

2014 versus 2013

Silver production in 2014 at the Manantial Espejo mine was 3.7 million ounces, a 18% increase from 2013 production. This increase was the combined result of an 11% increase in throughput rates, a 5% improvement in silver grades, and a 1% improvement to silver recoveries largely achieved through successful plant optimization efforts.

2014 gold production of 70,500 ounces was 16% more than 2013 gold production of 60,800. The improved gold production was primarily driven by record mill throughput as gold grades and recoveries were consistent with those in 2013.

In 2014, cash costs at Manantial Espejo increased to $10.12 per ounce of silver, 18% higher than 2013 cash costs of $8.55 per ounce. The main drivers of the increased cash costs were a large swing in inventory variations moving from stockpile building in 2013 to stockpile draw-downs in 2014 partially offset by reduced non-capitalized waste mining rates. In addition, lower realized gold prices more than offset the benefit of increased year-over-year gold production.

2014 AISCSOS increased 6% to $17.93 from $16.84 AISCSOS in 2013 due largely to a $14.7 million increase in sustaining capital, and a $4.7 million increase in production costs from 2014 NRV adjustments. These 2014 negative AISCSOS factors were partially offset by an 18% increase in payable Manantial Espejo silver ounces sold, and a $13.9 million increase in by-product credits.

Pan American Silver Corp.	26

2014 versus 2014 Guidance

Manantial Espejo’s actual throughput rates and silver recoveries were slightly better than expected, though average 2014 realized silver grades were lower than planned. The combined result was Manantial Espejo’s 2014 silver production being slightly below management’s forecasted range of 3.75 million to 4.05 million ounces.

2014 cash costs of $10.12 per silver ounce were 1% higher than the forecast range of $8.75 to $10.00 per ounce. The main driver for the higher than expected cash costs was lower than expected by-product credits driven by 2014 declining gold prices.

Sustaining capital expenditures at Manantial Espejo during 2014 totalled $26.7 million, 11% lower than the $30.0 million forecast for 2014 and $14.7 million higher than that in 2013. The 2014 sustaining capital expenditure was primarily for open pit pre-stripping as well as a tailings dam expansion and mine site exploration.

2014 PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent at each of Pan American’s significant projects in 2014, as compared to 2013 and 2012. Our accounting policies determine which portion of the amounts spent at our projects is capitalized and which portion is expensed during the period.

Project Development Spending
(thousands of USD)
	2014	2013	2012
Dolores Projects	$17,254	$50,482	$21,291
La Colorada Expansion	$17,924	$-	$-
Navidad (1)	$4,437	$2,761	$20,044
Morococha Project	$-	$-	$6,389
Other	$-	$203	$4,244

(1)	Development spending at Navidad is expensed as incurred which will continue until such time a change in circumstances regarding the project warrant project costs being accordingly capitalized.

•	La Colorada Expansion

Pan American invested $17.9 million on the La Colorada expansion, of which $5.6 million was used to purchase new underground mobile mining equipment and to advance project-related underground mine lateral development, $5.1 million was spent on engineering work and equipment purchases for the plant expansion, $3.4 million was spent on new community infrastructure, $1.5 million was spent on procurement of the new production hoist, $0.9 million in camp expansions and expanded site infrastructure, and the remainder was required to fund indirect project costs.
During 2014 the following progress on the expansion project was achieved:

▪	Completed the basic engineering package for the new processing plant, ordered all major equipment for the plant, and commenced detailed engineering and equipment fabrication;

▪	Selected the plant engineering procurement and construction contractor;

▪
Completed over 1,500 meters of development to enable access at the future shaft-bottom, and completed a ventilation raise to provide the necessary ventilation to advance underground project development;

▪	Purchased the required new mobile underground equipment;

Pan American Silver Corp.	27

▪	Procured a new production hoist for the future shaft;

▪	Awarded the shaft engineering and procurement contract; and,

▪	Awarded the raise boring contract for the new shaft and commenced the pilot hole drilling.

•	Dolores Projects

The Company invested $17.3 million in project capital during 2014, the major items of which involved: the second phase of the Dolores’ leach pad 3 expansion (approximately $14.2 million); advancement of the new power line (approximately $1.4 million); and performing processing optimization studies, which included completing a PEA on a Dolores expansion that adds a new milling and pulp agglomeration circuit and an underground mine (approximately $1.0 million).

The second phase of the expansion of leach pad 3 was essentially completed in 2014 both on schedule and on budget, and included the successful commissioning of a new solution pumping system. Pad 3 currently provides sufficient stacking room for ore production until mid-2017, at which time the completion of further lining on pad 3 will be required. Approximately $2.0 million of investment remain for the installation of a lime silo and conveyor belt which has been carried over into 2015.

The new Dolores power line project advanced during 2014. When completed the new line will replace the current diesel generated power with grid power from the state of Chihuahua. The project is expected to have a pay-back period of approximately 2 years. Approval for the design of the line and the supply of electrical power was received from the Mexican national power utility CFE in 2014. Working with a third party engineering and construction company, the Company advanced negotiations with local land owners regarding power line right of way acquisitions during the year, and an agreement was executed whereby the state power supply company will take ownership of the power line upon its completion, as required in Mexico. Environmental impact assessments were completed and submitted for regulatory approvals.

•	Navidad

At the Navidad project, the Company spent a total of $4.4 million in 2014, this was all expensed. The project was place on care and maintenance in the fourth quarter of 2013 and remained as such throughout 2014. The Company continued its focus on local community support activities in Chubut in 2014. Activities related to project engineering, procurement and development have been curtailed since late 2013 until a new law is passed allowing for open pit mining and any associated tax and royalty implications can be assessed.

2014 EXPLORATION AND PROJECT DEVELOPMENT RESULTS

The Company completed over 152.5 kilometers of diamond drilling in 2014. Through these exploration activities the Company discovered approximately 29.6 million ounces of new silver mineral reserves, while at the same time depleting 32.9 million ounces of contained silver through production, and re-categorizing 20.1 million ounces of silver reserves primarily due to lower metal prices. While reserves declined modestly, the average reserve silver grade increased by 4.1%, and average reserve gold grade rose by 5.5%.

The La Colorada mine, which holds Pan American’s largest reserves, had a net addition of 5.5 million silver ounces in 2014 for a total of 86 million ounces of silver reserves, a 6% year-over-year increase. Exploration activities were restricted to certain areas at La Colorada, due to the development work for the expansion project.

Pan American Silver Corp.	28

The San Vicente mine replaced all of the 4.5 million ounces of silver mined during 2014 and added another 0.9 million ounces of new reserves.

As expected, lower precious metal price assumptions and depletion from 2014 production more than offset reserve additions at Dolores, Huaron, and Morococha. Net of 2014 production and exploration additions, reserves at Dolores declined by 0.8 million ounces of silver and increased by 52,000 ounces of gold, due to pit optimization. At Huaron, mineral reserves declined by 0.9 million ounces of silver and at Morococha reserves declined by a modest 0.2 million ounces.

The largest change in 2014 was at Manantial Espejo, where silver reserves declined by 3.4 million ounces and gold diminished by 44,000 ounces. These ounces have been moved from mineral reserves to mineral resources due to lower metal prices and may be re-classified should metal prices or the cost environment improve.

For a complete breakdown of the Company silver resources and reserves by property and category, refer to the section “Mineral Reserves and Resources” of this MD&A.

OVERVIEW OF 2014 FINANCIAL RESULTS

For the year ended December 31, 2014, Pan American generated a net loss of $544.8 million compared to a net loss of $445.8 million generated in 2013. Net losses in 2014 and 2013 were both primarily the result of pre-tax non-cash impairment charges on certain mineral property plant and equipment assets, in the amounts of $596.3 million and $540.2 million, respectively. The 2014 impairment charges, discussed in detail in “Net impairment of mining assets and goodwill” section of this MD&A, were directly attributable to decreases in metal prices in the later part of 2014. These market price decreases led the Company to lower the silver and gold prices assumptions used both to estimate reserves and in discounted life of mine cash flow models. Decreased realized metal prices had a negative effect on revenue which declined 9% in 2014 from 2013, and significantly contributed to the 2014 net loss. However, despite the 2014 increased net loss, 2014 net cash generated from operating activities increased to $124.2 million compared to the $119.6 million generated in 2013, as lower cash operating margins were more than offset by lower income taxes paid and working capital movements.

The following tables set out selected quarterly results for the past eight quarters, which are stated in thousands of USD except for the per share amounts. The dominant factor affecting results in the quarters presented below is the volatility of realized metal prices, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments.

Pan American Silver Corp.	29

	Quarter Ended (unaudited)					Year Ended
2014 (In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31		Dec 31
Revenue	$209,734	$200,847	$178,265		$163,096	$751,942
Mine operating earnings	$31,576	$10,245	$(12,378)		$(21,369)	$8,073
Attributable earnings for the period	$6,844	$(5,472)	$(20,254)		$(526,706)	$(545,588)
Basic earnings per share	$0.05	$(0.04)	$(0.13)		$(3.48)	$(3.60)
Diluted earnings per share	$0.05	$(0.04)	$(0.15)		$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345		$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125		$0.125	$0.50
Other financial information
Total assets				$		$2,017,873
Total long term financial liabilities				$		$79,823
Total attributable shareholders’ equity				$		$1,563,092

	Quarters Ended (unaudited)				Year Ended
2013 (In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$243,012	$175,576	$213,556	$192,360	$824,504
Mine operating earnings	$74,816	$3,814	$33,934	$18,955	$131,519
Attributable earnings (loss) for the period	$20,148	$(186,539)	$14,154	$(293,615)	$(445,851)
Basic earnings (loss) per share	$0.13	$(1.23)	$0.09	$(1.94)	$(2.94)
Diluted earnings (loss) per share	$0.10	$(1.23)	$0.09	$(1.94)	$(2.96)
Cash flow from operating activities	$32,251	$469	$40,730	$46,156	$119,606
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,767,456
Total long term financial liabilities					$110,088
Total attributable shareholders’ equity					$2,182,334

Pan American Silver Corp.	30

•	Income Statement

A net loss of $544.8 million was incurred in 2014 compared to a net loss of $445.8 million in 2013. The basic loss per share for 2014 was $3.60 compared to the $2.94 loss per share in 2013. The major contributors to the 2014 increased loss were: a $78.3 million increase to net of tax non-cash impairment charges taken on certain mineral property assets; a $72.6 million decrease in revenues, driven primarily by lower realized metal prices partially offset by increased sales volumes; a $50.9 million increase in cost of sales made up of increases to both depreciation and annual production costs, driven by increased throughput and higher negative non-cash NRV charges to in-process inventories; and, a combined $23.7 million decrease in net gains on derivatives, commodity contracts and asset sales. These factors were offset by various expense reductions in 2014, the most significant being a $131.5 million decrease in income tax expense (excluding the tax effect of the non-cash impairments), and a $2.3 million decrease in exploration and project development expenses.

The following table highlights the key items that affected net loss year over year:

Net loss for 2013		$(445,846)
Decreased revenue:
Lower realized metal prices, net of changes in settlement adjustments	$(112,878)
Higher quantities of metal sold	43,542
Increased TCRCs	(3,226)
Total change in revenue		$(72,562)
Increased cost of sales:
Higher production costs and Royalty charges	(39,086)
Higher depreciation and amortization	(11,797)
Total change in cost of sales		(50,883)
Net of tax 2014 impairment, incremental to 2013		(78,293)
Decreased net realized gain on derivatives, commodity contracts and asset sales		(23,739)
Decreased other income		(9,601)
Decreased income tax, excluding effect of mineral property impairments		131,510
Decreased exploration and project development expense		2,250
Decreased net finance and interest expense		1,292
Decreased FX loss		1,362
Net change in other items		(313)
Net loss for 2014		$(544,823)

Revenue for 2014 was $751.9 million, a 9% decrease from 2013 revenue of $824.5 million. The decrease in revenue was driven by a $136.2 million price variance from lower metal prices realized for all metals but zinc, and a $3.2 million year over year increase in treatment and refining charges (“TCRC”) included in revenue. These negative effects were offset by a $43.5 million positive volume variance from higher quantities of all metals sold, and approximately $23.3 million less in negative provisional price and quantity adjustments in 2014 compared to those in 2013.

The following table reflects the metal prices that the Company realized, and the quantities of metal sold during each period. Realized prices for all metals sold decreased from 2013 with the exception of zinc, which increased 13%. Silver and gold experienced the most significant decreases falling 20% and 9%, respectively. Silver sales volumes in 2014 were essentially the same as those in 2013, while copper and gold sales quantities increased significantly with 57% and 12% more metal sold in 2014 than 2013, respectively. Lead sales quantities increased 6% from 2013 while 2014 zinc sales volumes were consistent with 2013 levels.

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	Realized Metal Prices		Quantities of Metal Sold
	Year ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Silver(1) – ounces	$18.53	$23.29	25,430,519	25,478,014
Gold(1) – ounces	$1,268	$1,398	158,095	141,341
Zinc(1) – tonnes	$2,160	$1,908	37,547	37,510
Lead(1) – tonnes	$2,085	$2,141	14,071	13,262
Copper(1) – tonnes	$6,825	$7,251	7,396	4,718

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper.

Mine operating earnings were $8.1 million in 2014, a decrease of $123.4 million from the $131.5 million generated in 2013. Mine operating earnings are equal to revenue less cost of sales, which is considered to be substantially the same as gross margin. The decrease in mine operating earnings was primarily the result of the $72.6 million lower revenues noted above, and an increase in cost of sales, which was $50.9 million higher in 2014 than in 2013. The year over year increase to cost of sales was largely from higher production costs at Dolores and Manantial Espejo, mines which as discussed in the respective operations summaries experienced increased throughput and costs per ounce in 2014 compared to 2013. Also contributing to increased 2014 production costs was the 2014 inclusion of total negative period end in-process inventory NRV adjustments of $29.9 million compared to $13.0 million in 2013.  The 2014 NRV inventory adjustments were comprised of a $19.7 million adjustment on heap inventory, and adjustments of $7.0 million, $0.9 million and $2.3 million on doré, stockpile and in-process inventories, respectively. The comparative total $13.0 million NRV adjustment in 2013 was comprised of adjustments for $10.3 million and $2.7 million on heap and doré inventories, respectively.
Impairments of mineral property plant and equipment assets and goodwill of $596.3 million pre-tax ($498.7 million net of tax) were recorded in 2014 relating to certain mining assets of the Company as summarized in the table below. This compares to the non-cash impairments of $540.2 million pre-tax ($420.4 million net of tax) recorded in 2013 primarily related to the Dolores mine and associated goodwill arising upon the acquisition of Minefinders in March 2012.

The following table summarizes the before and after tax impairment charges taken on the Company’s mineral property assets in 2014 and 2013:

	December 31, 2014 (millions)		December 31, 2013 (millions)
	Pre-tax	Net of tax	Pre-tax	Net of tax
Mine assets:
Dolores mine(1)	$170.6	$110.8	$525.4	$405.6
Manantial Espejo mine	76.7	55.9	-	-
Alamo Dorado mine	23.7	17.7	-	-
Total mine assets	$271.0	$184.4	$525.4	$405.6
Development properties:
Navidad property	$286.1	$286.1	$-	$-
Minefinders exploration properties (2)	34.4	23.4	14.8	14.8
Pico Machay property	4.8	4.8	-	-
Total development properties	$325.3	$314.3	$14.8	$14.8
Total	$596.3	$498.7	$540.2	$420.4

(1)	The 2013 Dolores impairment charge includes a $184.7 million write-down to goodwill.
(2)	The 2014 Exploration asset impairment includes a $4.1 million write-down to related goodwill, while the 2013 impairment includes a $7.1 million write down to related goodwill.

Pan American Silver Corp.	32

Due to a sustained decrease in metal prices that began during the third quarter of 2014 during the fourth quarter of 2014 the Company lowered the silver and gold prices used in its long term reserve prices and updated the metal prices used in the near-term and mid-term periods (up to 2018) in its life of mine cash flow models. The Company concluded that these changes constituted an indication of impairment in the fourth quarter of 2014. Based on the Company’s estimation of the recoverable amounts of its mineral properties as at December 31, 2014, determined on a fair value less costs to sell basis, the Company concluded that impairment charges were required on the Dolores, Manantial Espejo and Alamo Dorado mines, as well as on the Navidad project, and certain non-core exploration properties.

The Company’s key assumptions for each impairment test included the most current information on operating and capital costs, and risk adjusted project specific discount rates. The Company used a median of analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes, and long term reserve prices for the remainder of each asset’s life. The prices used can be found in the key assumptions and sensitivity section below.

At its Dolores property, the Company determined that the carrying value of approximately $516.1 million, net of associated deferred tax liabilities was greater than its recoverable amount of $405.3 million when using a 5% risk adjusted discount rate. Based on the assessment at December 31, 2014, the Company recorded a further impairment charge related to the Dolores mine of $170.6 million before tax ($110.8 million net of tax) comprised of mineral property of $88.6 million, exploration and evaluation property of $72.0 million, and property, plant and equipment assets of $10.0 million.

At its Manantial Espejo property, the Company determined that the carrying value of approximately $142.1 million, net of associated deferred tax liabilities, was greater than its recoverable amount of $86.2 million when using a 9% risk adjusted discount rate. Based on the above assessment at December 31, 2014, the Company recorded an impairment charge related to the Manantial Espejo mine of $76.7 million before tax ($55.9 million net of tax) comprised of mineral property of $46.3 million, and property, plant and equipment assets of $30.4 million.

At its Alamo Dorado property, the Company determined that the carrying value of approximately $45.6 million, net of associated deferred tax liabilities, was greater than its recoverable amount of $27.6 million when using a 5% risk adjusted discount rate. Based on this assessment the Company recorded an impairment charge related to the Alamo Dorado mine of $23.7 million before tax ($17.7. million net of tax) comprised of mineral property of $7.4 million, and property, plant and equipment assets of $16.3 million.

With regard to its Navidad property, the Company concluded an impairment at December 31, 2014 was warranted given the sustained decrease in metal prices and thus the implied market value of exploration and development-stage mineral properties, and the relatively high discount rate utilized for the recoverability assessment which reflects the currently challenging Argentine economic and mining industry conditions. The Company used a range of expected FX assumptions, and a risk adjusted project specific discount rate of 11.25% to develop a discounted cash flow model. Additionally, the Company compiled market data to develop an in-situ based valuation of the property. The result indicated that an impairment of $286.1 million before tax ($286.1 million net of tax) comprised of $271.9 million exploration and evaluation property, $3.6 million of land, and $10.6 million of equipment was necessary to reduce the approximate carrying value of $486.5 million to the estimated recoverable value of $200.4 million, inclusive of land and equipment.

Furthermore, in the fourth quarter of 2014 the Company determined that its La Bolsa, La Virginia, and Pico Machay properties at December 31, 2014 all had recoverable values, on a fair value less cost of sales basis, below their carrying values. For the La Bolsa property an

Pan American Silver Corp.	33

impairment of $10.3 million before tax ($6.4 million net of tax) was warranted to reduce the carrying value of $25.2 million. The La Virginia property was written off entirely, including related goodwill $4.1 million, resulting in a total $24.1 million charge before tax ($17.0 million net of tax). At the Pico Machay property the Company determined that a $4.8 million impairment (both before and after tax) was appropriate to reduce the carrying value of approximately $22.2 million to $17.4 million.

Similarly, in 2013 primarily due to a sustained decrease in metal prices that began during the second quarter and continued through the balance of 2013, the Company concluded that impairment indicators existed and ultimately impairments were required at both June 30, 2013 and December 31, 2013.

For the June 30, 2013 impairment assessment the Company used then-current information for key assumptions on operating and capital costs, a long term silver price of $25 per ounce, a long term gold price of $1,350 per ounce, a range of possible outcomes related to a proposed Mexican royalty, and a risk adjusted project specific discount rate of 6%. Additionally, and consistent with prior periods, the Company used analysts’ consensus pricing for the first four years of its economic modeling. At June 30, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $1,061 million, including goodwill and net of associated deferred tax liabilities, was greater than its recoverable amount of $872.5 million. Based on the above assessment at June 30, 2013, the Company recorded a Dolores mine related impairment charge of $187.5 million net of tax ($188.6 million before tax) comprised of goodwill of $184.7 million, and non-current assets of $3.9 million.

In the fourth quarter of 2013 the Company lowered the silver and gold prices assumed in its reserve and resource estimates and its life of mine cash flow models which ultimately lead to a conclusion that an impairment charge of $218.1 million net of tax ($336.8 million before tax), was required on the Dolores asset, which was allocated pro-rata amongst the mineral property ($194.6 million), exploration and evaluation property ($116.1 million), and property, plant and equipment assets ($26.1 million).   This Q4 2013 impairment was in addition to a June 30, 2013 Dolores net of tax impairment of $187.5 million ($188.6 million before tax), further discussed in the paragraph above. For the purposes of the December 31, 2013 impairment review, the Company’s key assumptions included the most current information on operating and capital costs, a long term silver price of $22 per ounce, a long term gold price of $1,300 per ounce, the effects of the Mexican tax reforms that were substantively enacted at that time, and a risk adjusted project specific discount rate of 6%. The Company used a median of analysts’ consensus pricing for the first four years of its economic modeling for impairment purposes, which had further deteriorated since June 30, 2013. At December 31, 2013, the Company determined that the carrying value related to the Dolores mine of approximately $723.1 million, net of associated deferred tax liabilities, was greater than its recoverable amount of $505.1 million.

Furthermore, at June 30, 2013, the Company reclassified certain exploration assets from assets held for sale to exploration and evaluation property which required assessment of their carrying amount based on fair value less costs to sell. These assets were classified as held for sale in the first quarter of 2013 when the Company entered into an agreement to potentially dispose of them and recorded an impairment charge of $18.3 million. At June 30 2013, it was determined that the estimated recoverable value of the non-current assets on a fair value less costs to sell basis required an impairment recovery of $3.4 million and brought the impairment charge of approximately $14.9 million as at June 30, 2013, for these properties.

Pan American Silver Corp.	34

Key assumptions and sensitivity

The metal prices used to calculate the recoverable amounts at December 31, 2014, December 31, 2013 and June 30, 2013 are based on analyst consensus prices and the Company’s long term reserve prices, and are summarized in the following tables:

Metal prices used at December 31, 2014

Commodity Prices	2015-2018 average	Long term
Silver - $/oz.	$19.03	$18.50
Gold - $/oz.	$1,266	$1,250
Zinc - $/tonne	$2,423	$2,000
Copper - $/tonne	$6,996	$6,800
Lead - $/tonne	$2,255	$2,000

Metal prices used at December 31, 2013

Commodity Prices	2014-2017 average	Long term
Silver - $/oz.	$22.43	$22.00
Gold - $/oz.	$1,338	$1,300
Zinc - $/tonne	$2,184	$1,850
Copper - $/tonne	$7,001	$6,800
Lead - $/tonne	$2,205	$1,950

Metal prices used at June 30, 2013

Commodity Prices	2013-2016 average	Long term
Silver - $/oz.	$26.79	$25.00
Gold - $/oz.	$1,508	$1,350
Zinc - $/tonne	$2,238	$1,750
Copper - $/tonne	$7,436	$6,500
Lead - $/tonne	$2,221	$1,850

The Company assesses impairment, when events or changes in circumstances indicate that the related carrying value may not be recoverable, at the cash-generating unit level (“CGU”), which is considered to be individual mine sites or development properties. The discount rates used to present value the Company’s life of mine cash flows are derived from the Company’s weighted average cost of capital which was calculated as 7.5% for 2014 (2013 – 8%), with rates applied to the various mines and projects ranging from 4.75% to 11.25% depending on the Company’s assessment of country risk, project risk, and other potential risks specific to each CGU.

The key assumptions in determining the recoverable value of the Company’s mineral properties are metal prices, operating and capital costs, foreign exchange rates and discount rates. At December 31, 2014, the Company performed a sensitivity analysis on all key assumptions that assumed a negative 10% change to each individual assumption while holding the other assumptions constant. Under certain such scenarios the carrying value of the Company’s mineral properties associated with the Huaron mine and the Morococha mine may exceed their recoverable amount for the purposes of an impairment test.

For the Huaron mine, either of a 2% decrease in the long term silver price, a 4% decrease in the long term zinc price, a 6% decrease in the long term lead price, a 9% decrease in the long term copper price, a 1% increase in operating costs, a 4% appreciation of the Peruvian sol, or an 8% increase in capital expenditures would all in isolation cause the estimated recoverable amount

Pan American Silver Corp.	35

to be equal to the CGU carrying value of $72.0 million (2013–$65.8 million). At December 31, 2013, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

For the Morococha mine, either of an 8% decrease in the long term silver price, or a 7% increase in operating costs would in isolation, cause the estimated recoverable amount to be equal to the CGU carrying value of $121.4 million (2013–$125.6 million). At December 31, 2013, none of these factors, if negatively affected by 10%, would have caused the carrying value to equal or exceed the recoverable value.

In the case of the Dolores mine, the Alamo Dorado mine, the Manantial Espejo mine, the Navidad project and certain non-core exploration properties, which all have had their carrying values adjusted to fair value less cost to sell through impairment charges, a modest decrease in any one key assumption would reduce the recoverable amount below the carrying amount.

General and Administrative expense for 2014 was a $17.9 million comparable to the $17.6 million expense recorded in 2013. 2014 G&A expense included $2.5 million in share-based compensation, also comparable to the $2.2 million share based compensation included in 2013.

Exploration and project development expense was $13.2 million in 2014, a $2.3 million decrease compared to the $15.5 million expense in 2013. Both 2014 and 2013 exploration and project development expenditures were primarily related to greenfield exploration drilling activities predominantly within the vicinity of current operations. Also included in these expenses was approximately $4.8 million relating to the Navidad project compared to approximately $3.3 million of Navidad expense in 2013.

Investment income for the year ended December 31, 2014 totalled $2.8 million (2013 - $3.1 million) and consisted mainly of interest income and net gains from the sales of the securities within the Company’s short-term investment portfolio.

Income taxes for 2014 were a $92.5 million recovery, a $109.3 million decrease from the $16.8 million income tax expense recorded in 2013. The 2014 and 2013 income tax provisions were comprised of current and deferred income taxes as follows:

	2014	2013
Current taxes
Current tax expense in respect of the current year	$35,763	$54,365
Adjustments recognized in the current year with respect to prior years	44	1,326
	35,807	55,691
Deferred taxes
Deferred tax recovery recognized in the current year	(20,199)	(865)
Adjustments recognized in the current year with respect to prior years	2,862	(523)
Adjustments to deferred tax attributable to changes in tax rates and laws	(2,876)	86,825
Reduction in deferred tax liabilities due to tax impact of impairment of mineral property, plant, and equipment	(97,541)	(119,800)
Reduction in deferred tax liabilities due to tax impact of net realizable value charge to inventory	(10,547)	(4,571)
	(128,301)	(38,934)
Provision for income taxes	$(92,494)	$16,757

The decrease in the provision for income taxes was primarily a consequence of decreased taxable earnings generated at our operations as well as the effects of various temporary and permanent differences as shown in the table below. These result in an effective tax rate that

Pan American Silver Corp.	36

varies considerably from the comparable period and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes.

The main factors which have affected the effective tax rates for the year ended December 31, 2014 and the comparable period of 2013 were then non-deductible foreign exchange (gains)/losses, foreign tax rate differences, mining taxes paid, and withholding tax on payments from foreign subsidiaries.

In 2014, the Company recorded a non-cash impairment charge on non-current assets on several properties, and on goodwill associated with the La Virginia property. No tax benefit was recognized on a substantial portion of these impairment charges, mainly related to the non-current assets of Navidad and the goodwill related to La Virginia.
In 2013, the Company recorded a non-cash impairment charge on goodwill related to Dolores and other Minefinders’ exploration properties. No tax benefit was recognized for these transactions.

The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	2014	2013
Loss taxes	$(637,315)	$(429,089)
Statutory tax rate	26.00%	25.75%
Income tax expense based on above rates	$(165,702)	$(110,490)
Increase (decrease) due to:
Non-deductible expenses	4,902	5,198
Foreign tax rate differences	(61,445)	(22,164)
Change in net deferred tax assets not recognized:
-Argentina exploration expenses	847	3,598
-Other deferred tax assets not recognized	2,289	2,042
Non-taxable unrealized gains on derivative financial instruments	(350)	(4,304)
Effect of other taxes paid (mining and withholding)	8,050	14,451
Non-deductible foreign exchange loss	4,430	242
Change to temporary differences on inventory	2,647	-
Impact of Peruvian tax rate change	(2,876)	-
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	3,272	3,394
Impairment charges	110,692	41,166
Impact of Mexican tax reform	-	86,825
Other	750	(3,201)
	$(92,494)	$16,757
Effective tax rate	14.51%	(3.91%)

* The 2014 statutory income tax rates in the countries that the Company has operations in are as follows: Argentina – 35%, Bolivia – 25%, Mexico –30%, Peru – 30%.

•	Statement of Cash Flows

Cash flow from operations generated $124.2 million in 2014, a 4% increase from the $119.6 million generated a year ago. A large part of the increase in cash flow from operations resulted from the $64.9 million decrease to income tax paid in 2014 compared to 2013, and a positive $32.9 million change in working capital movement which was a $11.6 million source of cash in 2014 compared to a $21.3 million use of cash flow in 2013. The major difference in year over year working capital movements was the effect of inventory balances decreases in 2014 versus

Pan American Silver Corp.	37

increases in 2013, which resulted in working capital cash generation of $11.3 million 2014 compared to a $25 million cash use in 2013. The positive effect of income taxes and working capital variances on 2014 cash flows offset the effect of lower cash operating margins driven largely by the previously discussed 2014 decline in realized metal prices.

Investing activities used $143.2 million in 2014, inclusive of $13.5 million spent on net short-term investments, and $1.9 million cash generated by asset dispositions. The balance of investing activities consisted primarily of spending $131.8 million on capital at the Company’s mines and projects as described in the “2014 Operating Performance” section above. In 2013, investing activities used $125.3 million, inclusive of $19.9 million generated from net short-term investment liquidations and $13.7 million cash generated by asset dispositions.

Financing activities in 2014 used $83.9 million, whereas financing activities in 2013 used $90.2 million. Cash used in financing activities in 2014 consisted of $75.8 million paid as dividends to shareholders, $5.3 million in repayments of construction and equipment leases and $2.4 million in repayments of short-term debt.

In 2013, $90.2 million in cash was used in financing activities consisting of $75.8 million paid as dividends to shareholders, $6.7 million used in the share buy-back program, and $30.2 million in repayments of construction and equipment leases, which were offset by $23.5 million received as proceeds (in Argentine Pesos) from a short term bank loan received by one of the Company’s subsidiaries for short term cash management purposes and mitigating exposure to foreign exchange risk.

•	Income Statement Q4 2014

Net losses for the three month periods ended December 31, 2014 and December 31, 2013 were $525.7 million and $293.1 million, respectively. Net losses in both periods were primarily the result of previously discussed pre-tax impairment charges taken in in both Q4 2014 and Q4 2013. The basic loss per share in Q4 2014 was $3.48 compared to the $1.94 loss per share in Q4 2013. The major contributors to the 2014 increased loss were: a $280.6 million increase to net of tax non-cash impairment charges taken on certain mineral property assets; a $29.3 million decrease in revenues, driven primarily by lower realized metal prices and decreased sales volumes; a $11.1 million increase in cost of sales primarily from increased depreciation and negatively affected NRV adjusted production costs, and a $11.8 million decrease in other income driven mainly by nonrecurring Morococha relocation payments received in 2013. These factors were offset by various expense reductions in 2014, the most significant being a $107.2 million decrease in income tax expense which excludes the tax effect of the non-cash impairments.

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The following table highlights the key items that affected net loss quarter over quarter:

Q4 2013 net loss		$(293,064)
Decreased revenue:
Lower realized metal prices, net of changes in settlement adjustments	$(25,354)
Lower quantities of metal sold	(1,814)
Increased TCRCs	(2,096)
Total change in revenue		$(29,264)
Increased cost of sales:
Higher depreciation and amortization	(6,881)
Higher production costs net of Royalty charges	(4,179)
Total change in cost of sales		(11,060)
Net of tax 2014 impairment, incremental to 2013		(280,636)
Decreased other income		(11,793)
Increased exploration and project development expense		(3,288)
Decreased net realized gain on derivatives, commodity contracts and asset sales		(7,574)
Decreased income tax, excluding effect of mineral property impairments		107,145
Decreased net finance and interest expense		2,785
Decreased FX loss		1,472
Net change in other items		(456)
Q4 2014 net loss		$(525,727)

Revenue for Q4 2014 was $163.1 million, a 15% decrease from revenue in the comparable period in 2013. At the end of the Q4 2014 the Company decided to defer the sale of approximately 7,000 ounces of gold and 150,000 ounces of silver produced at Manantial Espejo mine until the first quarter of 2015. While this negatively impacted fourth quarter revenues and operating cash flows, the Company did receive approximately $0.8 million of additional revenue when this production was sold. Other factors driving the 15% decrease include a $30.6 million price variance from lower metal prices realized for all metals but zinc, and a $2.1 million year-over-year increase in treatment and refining charges included in revenue, and $1.8 million negative volume variance from lower quantities of all metals sold. These negative variances were offset by approximately $5.2 million less in negative provisional price and quantity adjustments in Q4 2014 compared to those in Q4 2013.

The following table reflects the metal prices that the Company realized and the quantities of metal sold during each respective period:

	Realized Metal Prices		Quantities of Metal Sold
	Three months ended December 31,		Three months ended December 31,
	2014	2013	2014	2013
Silver(1) – ounces	$15.70	$20.28	6,352,562	6,436,002
Gold(1) – ounces	$1,205	$1,285	35,686	39,746
Zinc(1) – tonnes	$2,233	$1,911	8,563	9,394
Lead(1) – tonnes	$1,960	$2,143	3,467	3,635
Copper(1) – tonnes	$6,621	$6,915	2,332	1,286

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper.

Realized prices for all metals sold decreased from Q4 2013 with the exception of zinc which increased 17%. Silver, lead and gold experienced the most significant decreases falling 23%, 9% and 6%, respectively. Silver sales volumes in Q4 2014 were essentially the same as those

Pan American Silver Corp.	39

in 2013, while gold, zinc and lead decreased 10%, 9% and 5% respectively. The Company had record copper sales in Q4 2014, selling 81% more than in Q4 2013.

Mine operating loss in Q4 2014 was $21.4 million, representing a $40.3 million decrease from mine operating earnings of $19.0 million in the same quarter last year. The lower revenue described above, combined with higher production costs and depreciation and amortization, largely due to higher volumes, resulted in decreased mine operating earnings. Cost of sales for Q4 2014 of $184.5 million was an increase of 6% from $173.4 million in the comparable period last year. Q4 2014 results were also impacted by negative sales adjustments to previously reported provisional sales of $4.4 million (Q4 2013: $5.8) and by net realizable value adjustments of $2.2 million (Q4 2013: $8.4m).

Impairments of mining assets during 2014, as previously discussed, all took place in  Q4 2014 and amounted to $498.7 million, net of tax ($596.3 million before tax), where Q4 2013 impairments to the Dolores mine, as described previously, amounted to $218.1 million, net of tax ($336.8 million before tax).
General and Administrative expense for Q4 2014 was $3.1 million comparable to the $2.6 million expense recorded in 2013. The slight quarter over quarter increase was driven by higher share based compensation in Q4 2014 compared to Q4 2013 as the comparable period included expense recoveries made on year-end adjustments with no such recovery in Q4 2014.

Exploration and project development expense in Q4 2014 was $4.3 million compared to the $1.0 million in Q4 2013. Approximately $1.7 million of the Q4 2014 expense related to Navidad project costs compared to nil in Q4 2013. Consistent with the annual exploration and project development, the fourth quarter expenses primarily related to greenfield exploration drilling activities were predominantly within the vicinity of current operations.

Income tax provision during Q4 2014 amounted to a recovery of $105.3 million compared to $19.3 million in Q4 2013. The main factors which impacted the effective tax rates for Q4 2014 versus the expected statutory rate were similar to those described above for the full year 2014. The primary reason for the change in the provision from an expense to a recovery was the tax impact of impairment charges.

•	Statement of Cash Flows Q4 2014

Cash flow from operations generated $0.8 million in Q4 2014, down from the $46.2 million generated one year ago. The decrease is largely explained by decreases in cash mine operating earnings, excluding non-cash depreciation and amortization, and by changes in working capital. The decrease was offset partially by a $14.4 million decrease in income taxes paid in Q4 2014 compared to Q4 2013. Changes in non-cash working capital generated $4.2 million in Q4 2014 compared to $13.0 million in Q4 2013, an $8.8 million decrease. The decreased cash flow from working capital changes was primarily attributable to a $13.2 million decrease in cash generated from receivables movements, which generated $0.7 million in Q4 2014 compared to $13.9 million in Q4 2013. Other significant movements were a $6.5 million decrease in cash generated by changes in liabilities and provisions, which generated $1.8 million in Q4 2014, compared to $8.3 million in Q4 2013, offset by an additional $10.9 million source of cash from movements in prepaid expenditures and inventories, which generated $1.7 million of cash-flow in Q4 2014 compared to a $9.2 million use of cash in Q4 2013.

Cash flow from investing activities generated $6.4 million in Q4 2014 compared to $13.4 million in Q4 2013. Investing activities in Q4 2014 included cash generation of $33.7 million in liquidations of short term investments, $30.1 million used in capital investments, and an aggregate $2.8 million in cash generated on asset sale proceeds and tax refunds. The Q4 2013

Pan American Silver Corp.	40

investing activities consisted primarily of $41.2 million in cash from liquidations of short term investments, an aggregate of $33.7 million used in capital investments at the operating mines, and $5.8 million in cash received from proceeds from asset sales and tax refunds.

Financing activities in Q4 2014 used $20.9 million and consisted of $18.9 million in dividend payments to our shareholders, $1.5 million in payments on construction and equipment leases, and $0.4 million used for the repayment of short term loans. Financing activities in Q4 2013 used $17.2 million and consisted primarily of $18.9 million in dividend payments to our shareholders, $2.6 million in payments on construction and equipment leases, offset by $4.9 million in proceeds received from a short term bank loan received by one of the Company’s subsidiaries for short term cash management purposes and mitigating exposure to foreign exchange risk.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, a company indirectly owned by a trust of which a director of the Company, Robert Pirooz, is a beneficiary, was paid approximately $0.4 million (2013 - $0.4 million) for consulting services. Similarly, at December 31, 2014 and 2013 an accrual was recorded for consulting services for a nominal amount. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

The remuneration of directors and other members of key management personnel during the year were as follows, in thousands of USD:

	2014	2013
Short-term benefits	$9,700	$8,274
Share-based payments	2,487	1,890
	$12,187	$10,164

LIQUIDITY POSITION

The Company’s cash and short-term investments balances at December 31, 2014 totaled $330.4 million, which was a decrease of $92.3 million from the balances at December 31, 2013. The decrease in net cash and short term investments in 2014 resulted primarily from capital expenditures on property, plant and equipment, the payment of dividends to our shareholders, and the cash utilized to repay construction leases that outpaced cash generated by operating activities and proceeds from the sales of assets.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize return. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at December 31, 2014 was $522.7 million, a decrease of $166.3 million from the prior year-end’s working capital of $689.0 million. The decrease in working capital was primarily due to the decrease in cash and short-term investments described above, a reclassification of $34.8 million in long term loans to the current liabilities section of our balance sheet, a decrease in inventories of $31.8 million and a decline in trade and other receivable balances of $9.1 million. The reclassification of long term debt was based on the maturity date of a convertible

Pan American Silver Corp.	41

debenture note acquired through the Minefinders transaction in 2012 occurring on December 15, 2015. The decreases noted in inventories balances were driven primarily by negative net realizable adjustments while trade receivable balances were impacted by negative price adjustments to provisionally priced sales. Other changes to non-cash working capital were in the normal course of operations and fluctuated with the timing of payments, receipts and shipments.

The Company’s financial position at December 31, 2014, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund currently planned sustaining and project capital expenditures for in 2015 of $161.0 million to $181.0 million and to discharge liabilities as they come due, including the redemption of the convertible note of approximately $34.8 million in December 2015. Please refer to the “2015 Capital Expenditure Forecasts” section of this MD&A for a more detailed description of the capital expenditures planned for each mine and projects in 2015. The Company remains well positioned to take advantage of strategic opportunities as they become available.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

CAPITAL RESOURCES

Total attributable shareholders’ equity at December 31, 2014 was $1,563.1 million, a decrease of $619.2 million from December 31, 2013, primarily as a result of the net loss incurred in the current year and dividends paid. As at December 31, 2014, the Company had approximately 151.6 million common shares outstanding for a share capital balance of $2,296.7 million (December 31, 2013 – 151.5 million and $2,295.2 million). The basic weighted average number of common shares outstanding was 151.6 million for the year ended December 31, 2014, and 151.5 million for year ended December 31, 2013.

On December 17, 2014, the Company announced that the Toronto Stock Exchange (the “TSX”) accepted the Company’s notice of its intention to make a normal course issuer bid (“NCIB”) to purchase up to 7,570,290 of its common shares, representing up to 5% of Pan American’s issued and outstanding shares. The period of the bid began on December 22, 2014 and will continue until December 21, 2015 or an earlier date should the Company complete its purchases. This is the Company’s fourth consecutive NCIB program; however no shares have been repurchased under this program up until the date of this MD&A. Under the Company’s previous program that ended on December 04, 2014, nil shares were purchased. Since initiating share buy backs in 2011, the Company has acquired and cancelled approximately 6.5 million of its shares.

Purchases pursuant to the NCIB are required to be made on the open market through the facilities of the TSX and the NASDAQ at the market price at the time of acquisition of any common shares, and in accordance with the rules and policies of the TSX and NASDAQ and applicable securities laws. Pan American is not obligated to make any further purchases under the program. All common shares acquired by the Company under the share buy-back programs have been cancelled and purchases were funded out of Pan American’s working capital.

Pan American maintains the NCIB because, in the opinion of its Board of Directors, the market price of its common shares, from time to time, may not fully reflect the underlying value of its mining operations, properties and future growth prospects. The Company believes that in such circumstances, the outstanding common shares represent an appealing investment for Pan

Pan American Silver Corp.	42

American since a portion of the Company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the share buy-back program.

A copy of the Company’s notice of its intention to make a NCIB filed with the TSX can be obtained from the Corporate Secretary of Pan American without charge.

As at December 31, 2014, the Company had approximately 1.4 million stock options outstanding, with exercise prices in the range of CAD $11.49 to CAD $40.22 and a weighted average life of 53.68 months. Approximately 1.0 million of the stock options were vested and exercisable at December 31, 2014 with an average weighted exercise price of $22.65 per share. Additionally, as described in note 17 of the 2014 Financial Statements entitled Long Term Debt, the Company has outstanding convertible notes associated with the Minefinders acquisition that could result in the issuance of a variable amount of common shares.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at March 26, 2015
Common shares	151,643,372
Options	1,203,653
Total	152,847,025

The Company issued warrants as part of the Aquiline acquisition in December 2009 with an exercise price of CAD $35.00. These warrants expired without being exercised in December 2014.

FINANCIAL INSTRUMENTS

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, at December 31, 2014 and at the date of this MD&A, the Company had no metal under contract.

A part of the Company’s operating and capital expenditures is denominated in local currencies other than the USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short term investments of $74.3 million in CAD, $18.7 million in Mexican Pesos and $4.8 million in Peruvian Soles at the balance sheet date. At December 31, 2014 and at the date of this MD&A, all foreign currency forward contract positions had been closed out. During 2014, the Company maintained short term bank loans in Argentina and at December 31, 2014 had a balance outstanding of $17.6 million (2013: $20.1 million). These loans are denominated in Argentine Pesos and were drawn for the purposes of short term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets.

The Company did not record any gains or losses on its forward contracts and commodity and foreign currency contracts in 2014, compared to a loss of $4.6 million in 2013.

Pan American Silver Corp.	43

The carrying value of the conversion feature on convertible notes are at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company’s share purchase warrants with an exercise price of CAD $35 per share expired in December 2014. The change in the valuation of these share purchase warrants creates a permanent difference for tax purposes and resulted in significant volatility of our effective tax rate.

The conversion feature of the convertible notes acquired in the Minefinders transaction is carried at fair value and is adjusted each period. The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative is now recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date. Assumptions used in the fair value calculation of the embedded derivative component at December 31, 2014 were expected stock price volatility of 53.57%, expected life of 1.0 years, and expected dividend yield of 5.44%.

During the years ended December 31, 2014 and 2013, the Company recorded a gain on the revaluation of the share purchase warrants and the convertible notes of $1.3 million and $16.7 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs initially at their fair value, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes it over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs is $99.7 million (2013 - $107.5 million) which has been discounted using discount rates between 1% and 21%. The provision on the statement of financial position as at December 31, 2014 is $43.2 million (2013 - $41.5 million). Decommissioning obligations at the Alamo Dorado and Manantial Espejo mines are estimated to be incurred starting in 2016 and 2017, respectively, while the remainder of the obligations are expected to be paid through 2026 or later if mine life is extended. Revisions made to the reclamation obligations in 2014 were primarily a result of increased site disturbance

Pan American Silver Corp.	44

from the ordinary course of operations at the mines as well as revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and concurrent closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.

The accretion of the discount charged to 2014 earnings as finance expense was $3.2 million in line with $3.0 million in 2013. Reclamation expenditures incurred during the current year were $2.0 million (2013 - $0.4 million).

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of  operations, liquidity, capital expenditures or capital resources, that are material, other than those disclosed in this MD&A and the 2014 Financial Statements and the related notes.

The Company had the following contractual obligations at the end of 2014:

Payments due by period 2014
	Total	Within 1 year(2)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$125,031	$125,031	$-	$-	$-
Loan obligation	17,600	17,600	-	-
Finance lease obligations(1)	8,425	4,238	4,187	-	-
Severance accrual	4,135	749	469	2,053	864
Provisions	3,121	3,121	-	-	-
Income taxes payable	22,321	22,321	-	-	-
Restricted share units (“RSUs”)	2,261	1,498	763
Preferred share units (“PSUs”)	281	-	281
Current portion of long term debt (4)	37,867	37,867	-	-	-
Total contractual obligations(5)	$221,042	$212,425	$5,700	$2,053	$864

(1)
Includes lease obligations in the amount of $8.4 million (December 31, 2013 - $10.9 million) with a net present value of $8.0 million (December 31, 2013 - $10.2 million) discussed further in Note 16 of the 2014 Financial Statements and notes.

(2)
Includes all current liabilities as per the statement of financial position less items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

December 31, 2014		Future interest component	Within 1 year
Current portion of:
Accounts payable and other liabilities	$125,031	$-	$125,031
Loan obligation	17,600	-	17,600
Current severance liability	749	-	749
Current portion of finance lease	3,993	245	4,238
Employee Compensation PSU’s & RSU’s	429	1,069	1,498
Convertible note	34,797	3,070	37,867
Provisions	3,121	-	3,121
Income tax payable	22,321	-	22,321
Total contractual obligations within one year	$208,041	$4,384	$212,425

(3)	Includes RSU obligation in the amount of $2.2 million (2013 – $2.3 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2014 and 50% in December 2015.
(4)
Represents the face value of the replacement convertible note and future interest payments related to the Minefinders acquisition. Refer to Note 17 of the 2014 Financial Statements for further details.

(5)
Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation, the deferred credit arising from the Aquiline acquisition discussed in Note 18 of the 2014 Financial Statements, and deferred tax liabilities.

Pan American Silver Corp.	45

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	AISCSOS

We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the cost of sales, as reported in the consolidated income statements for the respective periods.

			Three months ended December 31,		Twelve months ended December 31,
(In thousands of USD , unless stated otherwise)			2014	2013	2014	2013
Direct Operating Costs			$138,484	$127,812	$538,251	$517,646
Net Realizable Value Adjustments			2,212	8,411	29,953	12,967
Production Costs(1)			140,695	136,223	568,204	530,613
Royalties			5,277	5,570	27,955	26,459
Smelting, refining and transportation charges			24,159	22,063	86,470	83,244
Less by-product credits			(84,141)	(85,696)	(361,309)	(331,809)
Cash cost of sales net of by- products(1)			85,989	78,160	321,320	308,507

Sustaining capital(3)			24,172	25,086	99,083	111,647
Exploration			4,278	990	13,225	15,475
Reclamation cost accretion			809	757	3,238	3,030
General & administrative expense			3,051	2,602	17,908	17,596
All-in sustaining costs(1)	A		$118,298	$107,595	$454,744	$456,255
Payable ounces sold ( in koz)	B		6,352.6	6,436.0	25,430.5	25,478.0
All-in sustaining cost per silver ounce sold, net of by-products (2)	(A	*$1000)/B	$18.62	$16.72	$17.88	$17.91
All-in sustaining cost per silver ounce sold, net of by-products (Excludes NRV Adj.)			$18.27	$15.41	$16.71	$17.40

(1)	Totals may not add due to rounding.
(2)
In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. For the three months ended December 31, 2013 (“Q4-13”) the effect of this revision was a $0.31 decrease to the previously reported consolidated Q4-13 AISCSOS of $17.03. The effect of this revision for year ended December 31, 2013 was a $0.42 decrease to the Company’s previously reported consolidated AISCSOS of $18.33.

(3)	Please refer to the table below.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current silver ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project and the Dolores are considered investment capital projects.

Pan American Silver Corp.	46

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended December 31,		Twelve months ended December 31,
(in thousands of USD)	2014	2013	2014	2013
Payments for mineral property, plant and equipment(1)	$30,131	$33,669	$131,761	$159,401
Add/(Subtract)
Advances received for leases(1)	636	331	3,230	3,331
Project capital ( La Colorada expansion project, and Dolores projects)	(6,595)	(8,914)	(35,908)	(51,085)
Sustaining Capital(2)	$$24,172	$25,086	$99,083	$111,647

(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding.

Three months ended December 31, 2014
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP		Consolidated Total
Direct Operating Costs	$11,676	$29,668	$18,309	$20,589	$16,583	$8,353	$33,307			$138,484
Net Realizable Value Adjustments	-	6,341	1,248	-	-	-	(5,377)			2,212
Production costs	$11,676	$36,009	$19,557	$20,589	$16,583	$8,353	$27,929			$140,695
Royalties	95	1,023	96	-	-	3,112	951			5,277
Smelting, refining and other direct selling charges	2,775	49	149	10,363	5,163	3,471	2,188			24,159
Less by-product credits	(5,980)	(17,859)	(5,870)	(18,525)	(15,198)	(2,681)	(18,027)			(84,141)
Cash cost per ounce of silver net of by-product credits(1)	$8,565	$19,222	$13,931	$12,428	$6,549	$12,254	$13,041	$		$85,989
Sustaining capital	1,488	7,962	67	4,970	3,149	992	5,543			24,172
Exploration	1	264	135	59	1,056	-	294		2,469	4,278
Reclamation cost accretion	59	90	58	150	96	56	274		25	809
General & Administrative expense	-	-	-	-	-	-	-		3,051	3,051
All-in sustaining costs(1)	$10,113	$27,538	$14,191	$17,607	$10,849	$13,302	$19,152		$5,545	$118,298

Payable silver ounces sold	1,098,949	882,500	816,061	787,616	537,071	1,117,385	1,112,980			6,352,562

All-in Sustaining Costs per Silver Ounce Sold	$9.20	$31.20	$17.39	$22.35	$20.20	$11.90	$17.21		N/A	$18.62
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV Adj)	$9.20	24.02	$15.86	$22.35	$20.20	$11.90	$22.04			$18.27
 (1) Totals may not add due to rounding.

Pan American Silver Corp.	47

Twelve months ended December 31, 2014
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$49,992	$129,154	$65,519	$77,013	$68,873	$34,126	$113,573		$538,251
Net Realizable Value Adjustments	-	23,253	1,947	-	-	-	4,753		29,953
Production Costs	$49,992	$152,407	$67,466	$77,013	$68,873	$34,126	$118,326		$568,204
Royalties	436	4,888	457	-	-	17,900	4,273		27,955
Smelting, refining and other direct selling charges	11,142	178	633	32,146	19,799	13,638	8,934		86,470
Less by-product credits	(23,761)	(81,377)	(22,370)	(70,723)	(59,487)	(11,753)	(91,838)		(361,309)
Cash cost per Ounce of Silver net of by-product credits(1)	$37,808	$76,097	$46,187	$38,437	$29,185	$53,911	$39,695		$321,320
Sustaining capital	13,476	27,632	293	17,327	10,199	3,415	26,741		99,083
Exploration	9	1,602	336	1,312	1,453	-	1,657	6,855	13,225
Reclamation cost accretion	237	362	232	600	384	226	1,096	102	3,238
General & Administrative expense	-	-	-	-	-	-	-	17,908	17,908
All-in sustaining costs(1)	$51,530	$105,693	$47,048	$57,676	$41,221	$57,552	$69,189	$24,865	$454,774

Payable silver ounces sold	4,726,138	3,911,600	3,605,832	3,024,572	2,125,430	4,177,048	3,859,900		25,430,519

All-in Sustaining Costs per Silver Ounce Sold	$10.90	$27.02	$13.05	$19.07	$19.39	$13.78	$17.93	N/A	$17.88
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV Adj)	$10.90	$21.08	$12.51	$19.07	$19.39	$13.78	$16.69		$16.71
(1)	Totals may not add due to rounding.

Three months ended December 31, 2013
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente(2)	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$14,887	$32,288	$18,365	$19,265	$17,744	$6,025	$19,239		$127,812
Net Realizable Value Adjustments	-	12,967	-	-	-	-	(4,557)		8,411
Production Costs	$14,887	$45,255	$18,365	$19,265	$17,744	$6,025	$14,682		$136,223
Royalties	-	1,119	-	-	-	3,110	1,341		5,570
Smelting, refining and other direct selling charges	3,186	29	147	6,039	5,594	4,450	2,618		22,063
Less by-product credits	(6,275)	(22,695)	(8,787)	(13,392)	(14,187)	(2,159)	(18,201)		(85,696)
Cash cost per Ounce of Silver net of by-product credits(1)	$11,798	$23,707	$9,725	$11,911	$9,151	$11,426	$441		$78,160
Sustaining capital	2,161	10,314	542	3,019	2,823	1,864	4,362		25,086
Exploration	30	625	42	309	145	-	124	(286)	991
Reclamation cost accretion	53	80	48	137	99	70	244	26	757
General & Administrative expense	-	-	-	-	-	-	-	2,602	2,602
All-in sustaining costs(1)	$14,042	$34,727	$10,357	$15,376	$12,218	$13,360	$5,172	$2,342	$107,595

Payable silver ounces sold	1,290,798	955,000	1,305,008	730,651	578,615	835,919	740,010		6,436,002

All-in Sustaining Costs per Silver Ounce Sold(2)	$10.88	$36.36	$7.94	$21.04	$21.12	$15.98	$6.99	N/A	$16.72
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV Adj)	$10.88	$22.78	$7.94	$21.04	21.12	15.98	$13.15		$15.41
(1) Totals may not add due to rounding.
(2) In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. For the three months ended December 31, 2013 (“Q4-13”) the effect of this revision was a $0.31 decrease to the previously reported consolidated Q4-13 AISCSOS of $17.03.

Pan American Silver Corp.	48

Twelve months ended December 31, 2013
AISCSOS	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PAS CORP	Consolidated Total
Direct Operating Costs	$51,831	$109,082	$66,044	$77,379	$77,590	$28,422	$107,299		$517,646
Net Realizable Value Adjustments	-	12,967	-	-	-	-	-		12,967
Production Costs(1)	$51,831	$122,049	$66,044	$77,379	$77,590	$28,422	$107,299		$530,613
Royalties	-	4,497	-	-	-	17,508	4,454		26,459
Smelting, refining and other direct selling charges	10,589	98	530	26,754	20,611	16,358	8,304		83,244
Less by-product credits	(22,421)	(86,098)	(27,922)	(54,240)	(50,711)	(12,440)	(77,976)		(331,809)
Cash cost per Ounce of Silver net of by-product credits(1)	$39,999	$40,546	$38,652	$49,893	$47,490	$49,847	$42,082		$308,509
Sustaining capital	13,574	36,159	7,621	15,474	18,653	8,165	12,002		111,648
Exploration	225	3,856	1,297	936	1,722	-	608	6,831	15,475
Reclamation cost accretion	211	321	192	549	397	280	977	103	3,030
General & Administrative expense	-	-	-	-	-	-	-	17,596	17,596
All-in sustaining costs(1)	$54,008	$80,882	$47,761	$66,852	$68,262	$58,293	$55,669	$24,530	$456,259

Payable silver ounces sold	4,448,788	3,360,730	5,565,694	2,878,029	2,216,331	3,702,012	3,306,429		25,478,014

All-in Sustaining Costs per Silver Ounce Sold(2)	$12.14	$24.07	$8.58	$23.23	$30.80	$15.75	$16.84	N/A	$17.91
All-in Sustaining Costs per Silver Ounce Sold (Excludes NRV Adj)	$12.14	$20.21	$8.58	$23.23	$30.80	$15.75	$16.84	N/A	$17.40
(1)	Totals may not add due to rounding.
(2)
In 2014 it was determined that certain charges to metal sales were being treated differently in the quantification of AISCSOS for the Company’s San Vicente operation compared to the Company’s other operations. As such previously reported AISCSOS for the San Vicente operation have been revised to quantify AISCSOS with a methodology consistent with that used by Company’s other operations. The effect of this revision for year ended December 31, 2013 was a $0.42 decrease to the Company’s previously reported consolidated AISCSOS of $18.33.

•	Cash and Total Costs per Ounce of Silver, Net of By-Product Credits

Pan American produces by-product metals incidentally to our silver mining activities. Sales of silver contributed approximately 54% of our total revenues for Q4 2014, compared to 60% in Q4 2013 while by-products were responsible for the remaining 46%, compared to 40% in Q4 2013. As a performance measure, we have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce, net of by-product credits, are utilized extensively in our internal decision making processes. We believe this metric is useful to investors as it facilitates comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, the relative performance of each of our operations’ relative performance on a period by period basis, and that performance relative to the operations of our peers in the silver industry on a consistent basis.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	49

Total Cash Costs and Total Production Costs per Ounce of Payable Silver, net of by-product credits
(Unaudited in thousands of U.S. dollars)
			Three months ended December 31,		Twelve months ended December 31,
			2014	2013	2014	2013
Production costs			$140,695	$136,223	$568,204	$530,613
Add/(Subtract)
Royalties			5,277	5,570	27,955	26,459
Smelting, refining, and transportation charges			21,195	19,767	76,968	76,547
Worker’s participation and voluntary payments			113	(531)	(484)	(1,067)
Change in inventories			8,966	4,050	15,835	(624)
Other			(1,461)	1,311	(5,653)	(5,408)
Non-controlling interests(1)			(1,204)	(1,239)	(4,746)	(5,967)
Metal Inventory write-down			(2,212)	(8,411)	(29,953)	(12,967)
Cash Operating Costs before by-product credits			171,369	156,740	648,126	607,586
Less gold credit			(51,794)	(57,882)	(201,317)	(205,204)
Less zinc credit			(19,676)	(18,680)	(81,357)	(69,688)
Less lead credit			(7,412)	(7,079)	(29,903)	(27,694)
Less copper credit			(16,935)	(9,872)	(52,856)	(35,609)
Cash Operating Costs net of by-product credits	A		75,554	63,228	282,693	269,391

Add/(Subtract)
Depreciation and amortization			38,493	31,612	147,710	135,913
Closure and decommissioning provision			809	758	3,238	3,030
Change in inventories			3,712	525	7,422	5,451
Other			-	(248)	-	(971)
Non-controlling interests(1)			(493)	(494)	(1,938)	(2,109)
Total Production Costs net of by-product credits(3)	B		$118,072	$95,381	$439,124	$410,706

Payable Silver Production (koz.)	C		6,340.4	6,419.1	24,663.4	24,578.5
Cash Costs per ounce net of by-product credits(2)	(A	*$1000)/C	$11.92	$9.85 (2)	$11.46 (2)	$10.96 (2)
Total Production Costs per ounce net of by-product credits	(B	*$1000)/C	$18.62	$14.86	$17.80	$16.71

(1)
Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.

(2)
Previously reported cash costs and total costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). The fourth quarter 2013 cash costs have also been adjusted to correct for this overstatement. The effect of these corrections on the fourth quarter of 2013's cash costs was as follows: a $0.29 per ounce increase to consolidated cash costs; a $1.74 per ounce increase to Huaron cash costs and a $1.02 per ounce increase to Morococha cash costs.

(3)	Totals may not add due to rounding.

Pan American Silver Corp.	50

Three months ended December 31, 2014
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,824	$33,909	$18,896	$29,001	$22,046	$15,736	$34,500	$169,913
Less gold credit	b1	$(681)	$(21,555)	$(6,775)	$(36)	$(798)	$(67)	$(21,812)	$(51,724)
Less zinc credit	b2	$(4,154)	$-	$-	$(6,177)	$(6,110)	$(2,586)	$-	$(19,028)
Less lead credit	b3	$(1,897)	$-	$-	$(3,049)	$(2,069)	$(211)	$-	$(7,227)
Less copper credit	b4	$-	$-	$(32)	$(9,746)	$(6,604)	$-	$-	$(16,382)
Sub-total by-product credits(1)	B=( b1+ b2+ b3+ b4)	$(6,731)	$(21,555)	$(6,807)	$(19,009)	$(15,581)	$(2,864)	$(21,812)	$(94,360)
Cash Costs net of by-product credits (1)	C=(A+B)	$9,093	$12,354	$12,089	$9,993	$6,465	$12,872	$12,688	$75,553
Depreciation, amortization & reclamation	D	$2,371	$17,337	$2,484	$3,223	$4,566	$2,131	$10,414	$42,526
Total production costs net of by-product credits (1)	E=(C+D)	$11,464	$29,691	$14,573	$13,216	$11,031	$15,003	$23,102	$118,079

Payable ounces of silver (koz)	F	1,202	951	859	818	516	1,084	911	6,340

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C/F	$7.57	$12.99	$14.07	$12.22	$12.53	$11.88	$13.93	$11.92
Total production cost per ounce net of by-products	=E/F	$9.54	$31.22	$16.96	$16.16	$21.38	$13.84	$25.36	$18.62

Twelve months ended December 31, 2014
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$62,635	$135,665	$66,727	$107,990	$83,915	$59,287	$126,500	$642,720
Less gold credit	b1	$(2,534)	$(84,317)	$(22,048)	$(295)	$(2,730)	$(254)	$(88,898)	$(201,075)
Less zinc credit	b2	$(14,128)	$-	$-	$(25,414)	$(28,381)	$(10,504)	$-	$(78,426)
Less lead credit	b3	$(7,265)	$-	$-	$(11,817)	$(9,340)	$(663)	$-	$(29,086)
Less copper credit	b4	$-	$-	$(164)	$(34,394)	$(16,884)	$-	$-	$(51,442)
Sub-total by-product credits(1)	B=( b1+ b2+ b3+ b4)	$(23,927)	$(84,317)	$(22,212)	$(71,920)	$(57,335)	$(11,420)	$(88,898)	$(360,028)
Cash Costs net of by-product credits (1)	C=(A+B)	$38,708	$51,347	$44,516	$36,070	$26,581	$47,867	$37,602	$282,692
Depreciation, amortization & reclamation	D	$9,278	$57,372	$11,716	$12,417	$18,118	$7,979	$39,551	$156,432
Total production costs net of by-product credits (1)	E=(C+D)	$47,986	$108,720	$56,231	$48,488	$44,699	$55,846	$77,154	$439,123

Payable ounces of silver (koz)	F	4,756	3,969	3,454	3,120	2,010	3,636	3,717	24,663

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C/F	$8.14	$12.94	$12.89	$11.56 (2)	$13.22 (2)	$13.16	$10.12	$11.46 (2)
Total production cost per ounce net of by-products	=E /F	$10.09	$27.39	$16.28	$15.54	$22.23	$15.36	$20.76	$17.80
(1)	Totals may not add due to rounding.
(2)
Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). The fourth quarter 2013 cash costs have also been adjusted to correct for this overstatement. The effect of these corrections on the fourth quarter of 2013's cash costs was as follows: a $0.29 per ounce increase to consolidated cash costs; a $1.74 per ounce increase to Huaron cash costs and a $1.02 per ounce increase to Morococha cash costs.

Pan American Silver Corp.	51

Three months ended December 31, 2013
		La Colorada	Dolores		Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,161	$32,484		$18,634	$25,198	$20,430	$16,116	$27,464	$155,487
Less gold credit	b1	$(690)	$(19,818)		$(7,527)	$(86)	$(855)	$-	$(28,835)	$(57,810)
Less zinc credit	b2	$(3,001)	$-	$-	-	$(5,585)	$(6,850)	$(2,536)	$-	$(17,972)
Less lead credit	b3	$(1,697)	$-		$-	$(2,934)	$(1,868)	$(402)	$-	$(6,902)
Less copper credit	b4	$-	$-		$(281)	$(5,461)	$(3,810)	$-	$-	$(9,552)
Sub-total by-product credits(1)	B=( b1+ b2+ b3+ b4)	$(5,388)	$(19,818)		$(7,807)	$(14,066)	$(13,384)	$(2,938)	$(28,835)	$(92,236)
Cash Costs net of by-product credits (1)	C=(A+B)	$9,773	$12,666		$10,827	$11,132	$7,046	$13,178	$(1,372)	$63,251
Depreciation, amortization & reclamation	D	$2,245	$9,021		$3,676	$3,132	$4,622	$2,284	$7,173	$32,153
Total production costs net of by-product credits (1)	E=(C+D)	$12,018	$21,688		$14,503	$14,263	$11,668	$15,463	$5,801	$95,404

Payable ounces of silver (koz)	F	1,191	920		1,228	760	543	907	869	6,419

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C/F	$8.20	$13.77		$8.81	$14.65	$12.97 (2)	$14.53	$(1.58)	$9.85 (2)
Total production cost per ounce net of by-products	=E/F	$10.09	$23.57		$11.81	$18.77	$21.49	$17.05	$6.67	$14.86

Twelve months ended December 31, 2013
		La Colorada	Dolores		Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$61,554	$117,203		$62,454	$99,745	$84,087	$67,123	$110,810	$602,976
Less gold credit	b1	$(2,894)	$(91,113)		$(24,194)	$(177)	$(2,611)	$-	$(83,995)	$(204,985)
Less zinc credit	b2	$(10,895)	$-	$-	-	$(22,245)	$(24,110)	$(9,897)	$-	$(67,148)
Less lead credit	b3	$(6,605)	$-		$-	$(11,685)	$(7,553)	$(1,157)	$-	$(27,000)
Less copper credit	b4	$-	$-		$(712)	$(21,128)	$(12,704)	$-	$-	$(34,544)
Sub-total by-product credits(1)	B=( b1+ b2+ b3+ b4)	$(20,394)	$(91,113)		$(24,907)	$(55,235)	$(46,978)	$(11,055)	$(83,995)	$(333,677)
Cash Costs net of by-product credits (1)	C=(A+B)	$41,160	$26,090		$37,548	$44,510	$37,109	$56,068	$26,815	$269,299
Depreciation, amortization & reclamation	D	$8,010	$44,210		$17,813	$11,667	$17,648	$9,226	$32,885	$141,460
Total production costs net of by-product credits (1)	E=(C+D)	$49,170	$70,301		$55,361	$56,177	$54,757	$65,294	$59,700	$410,759

Payable ounces of silver (koz)	F	4,365	3,494		5,043	2,879	2,046	3,614	3,138	24,578

Cash cost per Ounce of Silver net of by-product credits

Total cash cost per ounce net of by-products	=C/F	$9.43	$7.47		$7.45	$15.46	$18.14 (2)	$15.51	$8.55	$10.96 (2)
Total production cost per ounce net of by-products	=E/F	$11.27	$20.12		$10.98	$19.51	$26.76	$18.07	$19.03	$16.71

(1)	Totals may not add due to rounding.
(2)
Previously reported cash costs for the Company's Peruvian operations overstated copper by-product credits. Both consolidated and Peruvian annual cash costs for 2014 and 2013 have been adjusted to correct for this overstatement. The effect of these corrections on 2014's annual cash costs was as follows: a $0.50 per ounce increase to consolidated cash costs (2013 - $0.15); a $2.87 per ounce increase to Huaron cash costs (2013 - $0.85); and a $1.72 per ounce increase to Morococha cash costs (2013 - $0.58). The fourth quarter 2013 cash costs have also been adjusted to correct for this overstatement. The effect of these corrections on the fourth quarter of 2013's cash costs was as follows: a $0.29 per ounce increase to consolidated cash costs; a $1.74 per ounce increase to Huaron cash costs and a $1.02 per ounce increase to Morococha cash costs.

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•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the fourth quarter and full year of 2014 and 2013, to the net (loss) earnings for each period.

	Three months ended December 31,		Twelve months ended December 31,
Adjusted Earnings Reconciliation	2014	2013	2014	2013
Net (loss) earnings for the period	$(525,727)	$(293,064)	$(544,823)	$(445,846)
Adjust derivative losses (gains)	252	(1,249)	(1,348)	(16,715)
Adjust gain on sale of mineral properties	(945)	(5,969)	(1,145)	(14,068)
Adjust unrealized foreign exchange (gains) losses	(618)	(656)	4,034	(922)
Adjust net realizable value of inventory	10,982	10,281	36,578	10,281
Adjust realized (gains) losses on silver and gold hedge program	-	(1,127)	-	5,127
Adjust realized and unrealized (gains) losses on commodity contracts	-	260	-	25
Adjust severance and acquisition costs	-	-	-	617
Adjust write-down of mining assets	596,262	336,785	596,262	540,228
Adjust for effect of taxes on above items	(101,413)	(122,909)	(110,383)	(121,571)
Adjusted (loss) earnings for the period	$(21,207)	$(77,648)	$(20,825)	$(42,844)
Weighted average shares for the period	151,534	151,428	151,511	151,501
Adjusted earnings (loss) per share for the period	$(0.14)	$(0.51)	$(0.14)	$(0.28)
(1)
In 2014 the Company began excluding net realizable value adjustments to long term heap inventory from adjusted earnings, and as such certain prior period adjusted losses have been revised to reflect this treatment. As a result the adjusted losses for the three and twelve month periods ended December 31, 2014 decreased by $6,658 from the $(84,306) and $(49,502) adjusted losses previously reported for these periods, respectively.

The following graph illustrates the key factors leading to the change from adjusted net loss for the year ended December 31, 2013 to the adjusted net loss incurred in 2014.

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The following graph illustrates the key factors leading to the change from adjusted net loss for Q4 2013 to that in Q4 2014.

RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the Audited Annual Consolidated Financial Statements for the year ended December 31, 2014. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of

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developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation; economic and regulatory instability; military repression and increased likelihood of international conflicts or aggression; possible need to obtain political risk insurance and the costs and availability of this and other insurance; unreliable or undeveloped infrastructure; labour unrest; lack of availability of skilled labour; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to import and export and currency controls; changing fiscal regimes; high rates of inflation; the possible unilateral cancellation or forced renegotiation of contracts; unanticipated changes to royalty and tax regimes; extreme fluctuations in currency exchange rates; volatile local political and economic developments; uncertainty regarding enforceability of contractual rights; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; difficulties enforcing judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; and increased public health concerns. In most cases, the effect of these factors cannot be accurately predicted.

The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

In December 2012, the Mexican government introduced changes to the Federal labour law which made certain amendments to the law relating to the use of service companies and subcontractors and the obligations with respect to employee benefits. These amendments may have an effect on the distribution of profits to workers and this could result in additional financial obligations to the Company. At this time, the Company believes that it continues to be in compliance with the federal labour law and that these amendments will not result in any new material obligations for the Company. Based on this assessment, the Company has not accrued any amounts for the years ended December 31, 2012 or 2013. The Company will continue to monitor developments in Mexico to assess the potential impact of these amendments.

In 2013, the Mexican government introduced various 2014 tax reforms. Amongst other changes, the bill proposed a deductible royalty of 7.5% on mine operating income before certain deductions including amortization and depreciation as well as a 0.5% mining duty on mining companies’ precious metal revenue. In addition, the corporate income tax rate is expected to remain at 30% whereas it was previously forecast to be reduced to 28% by 2015. The Company has evaluated the effects of the tax reforms on our future cash flows and future earnings, and recorded a deferred tax charge of $86.0 million in the fourth quarter of 2013, in addition to incorporating the impact of the tax returns in our impairment models for the Company’s Mexican mining assets.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

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Government regulation in Argentina related to the economy has increased substantially over the past few years. In particular, the government has intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. An example of the changing regulations which have affected the Company’s activities in Argentina was the Argentinean Ministry of Economy and Public Finance resolution in 2012 that reduced the time within which exporters were required to repatriate net proceeds from export sales from 180 days to 15 days after the date of export. As a result of this change, the Manantial Espejo operation temporarily suspended doré shipments while local management reviewed how the new resolution would be applied by the government. In response to petitions from numerous exporters for relief from the new resolution, shortly thereafter the Ministry issued a revised resolution which extended the 15-day limit to 120 days and the effect of the delayed shipments and sales was made up during the remainder of 2012.

The Argentine government has also imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In addition, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials. Under this mandate, the Company is required to submit its plans to import goods and materials for government review 120 days in advance of the desired date of importation.

The government of Argentina has also tightened control over capital flows and foreign exchange, including informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into United States dollars or other hard currencies. These measures, which are intended to curtail the outflow of hard currency and protect Argentina’s international currency reserves, may adversely affect the Company’s ability to convert dividends paid by current operations or revenues generated by future operations into hard currency and to distribute those revenues to offshore shareholders. Maintaining operating revenues in Argentine pesos could expose the Company to the risks of peso devaluation and high domestic inflation.

In September 2013, the provincial government of Santa Cruz, Argentina passed amendments to its tax code that introduced a new mining property tax with a rate of 1% to be charged annually on published proven reserves, which has the potential to affect the Manantial Espejo mine as well as other companies operating in the province. The new law came into effect on July 5, 2013. The Company has in place certain contracts that could potentially affect or exempt the Company from having this new tax applicable and as such is evaluating its options with its advisors. The Company and potentially other mining companies in the province are also evaluating options that include challenging the legality and constitutionality of the tax.

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law has established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and sets out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provides that all pre-existing contracts are to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time.  In the meantime, we understand that pre-

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existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. The table below illustrates the effect of changes in silver and gold prices on anticipated revenues for 2015. This analysis assumes that quantities of silver and gold produced and sold remain constant under all price scenarios presented.

Expected 2015 Revenue (000’s USD)

Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions.

Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices. The table below illustrates this point by plotting the expected cash cost per ounce according to our 2015 forecast against various price assumptions for the Company’s two main by-product credits, zinc and gold.

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Cash Cost per Ounce of Silver Produced (USD/oz)

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Huaron, Morococha, San Vicente and La Colorada mines. These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced. Under these circumstances, the Company may, from time to time, fix the price for a portion of the payable metal content during the month that the concentrates are produced.

•	Credit Risk

The zinc, lead and copper concentrates produced by Pan American are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, Pan American may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted.

For example, the Doe Run Peru (“DRP”) smelter, a past significant buyer of Pan American’s production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. Pan American continued to sell copper concentrates to other buyers but on inferior terms. At the end of 2013 and at the date of this MD&A, Pan American is owed approximately $8.2 million under the terms of its contract with DRP for deliveries of concentrates that occurred in early 2009. The Company has established a doubtful accounts receivable provision for the full amount receivable from DRP. The Company continues to pursue all legal and commercial avenues to collect the amount outstanding.

At December 31, 2014 the Company had receivable balances associated with buyers of our concentrates of $29.3 million (2013 - $31.7 million). All of this receivable balance is owed by nine well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long term agreements with fixed refining terms at four refineries worldwide. The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances. At December 31, 2014 the Company had approximately $44.7 million (2013 - $54.7 million) of value contained in precious

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metal inventory at refineries. The Company maintains insurance coverage against the loss of precious metal doré and base metal concentrates at our mine sites, in-transit to refineries and while at the refineries and smelters.

Refined silver and gold is sold on the spot market to various bullion traders and banks. Credit risk may arise from these activities if the Company is not paid for metal at the time it is delivered, as required by spot sale contracts.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements. The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, refining arrangements and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

•	Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. At December 31, 2014, the Company had $8.0 million in lease obligations (2013 - $10.2 million) that are subject to an annual interest rate of 2.2%, and unsecured convertible notes with a principal amount of $36.2 million (2013 – $36.2 million) that bear interest at 4.5%, payable semi-annually on June 15 and December 15. The interest paid by the Company for the year ended December 31, 2014 on its lease obligations and equipment and construction advances was $0.4 million (2013 – $0.2 million).

On October 31, 2014 an Argentine subsidiary of the Company received an unsecured bank loan for $60.0 million Argentine pesos (equivalent to USD $7.0 million) in order to meet its short term obligations, on November 13, 2014 an additional loan was received for $4.7 million U.S. dollars. The loan terms are one year from October 31, 2014 and 90 days from November 13, 2014 with interest rates of 32.9% for Argentine peso loans and 3.2% for USD loans respectively. In addition to the loans the Argentine subsidiary had drawn on an available line of credit for an additional $49.5 million Argentine pesos (equivalent to USD $6.0 million) at an interest rate of 25.0% due January 2, 2015.

The interest paid by the Company for the year ended December 31, 2014 on the convertible notes was $1.6 million (2013 – $1.6 million). The Company is not subjected to variable market interest rate changes as all debt included above have stated interest rates.

The average interest rate earned by the Company during the year ended December 31, 2014 on its cash and short term investments was 0.54%. A 10% increase or decrease in the interest earned from financial institutions on cash and short term investments would result in a $0.3 million increase or decrease in the Company’s before tax earnings (2013 – $0.3 million).

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•	Exchange Rate Risk

Pan American reports its financial statements in USD; however the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”). The following table illustrates the effect of changes in the exchange rate of PEN and MXN against the USD on anticipated cost of sales for 2015, expressed in percentage terms:

Under this analysis, our cost of sales is reflected at 100% of our forecasted foreign exchange assumptions for the PEN and MXN of 2.95 and 14.00 per one USD, respectively. Devaluation of the USD relative to the PEN and MXN has the effect of increasing our anticipated cost of sales above 100%, and vice versa.

In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in the section “Financial Instruments”.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

•	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The volatility of the metals markets can impact the Company’s ability to forecast cash flow from operations.

The Company must maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and committed loan facilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous reporting, planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansion plans. The Company continually evaluates and reviews capital and operating expenditures in order to identify, decrease and limit all non-essential expenditures. Pan

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American expects to generate positive cash flow from operations in 2014 and to utilize this and the strength of its balance sheet to manage its liquidity position.

•	Environmental and Health and Safety Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state, or provincial air, water quality, and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect Pan American’s business, results of operations or financial condition.

•	Employee Relations

Pan American’s business depends on good relations with its employees. At December 31, 2014 there were approximately 6,983 employees and employees of mining contractors performing work for the Company, of which approximately 60% were represented by unions or covered by union agreements in Mexico, Peru, Argentina and Bolivia. The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.

The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Pan American’s business activity grows, Pan American will require additional key mining personnel as well as additional financial and administrative staff. There can be no assurance that Pan American will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If Pan American is not successful in this regard, the efficiency of its operations could be impaired, which could have an adverse impact on Pan American’s future cash flows, earnings, results of operations and financial condition.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, including claims relating to ex- or current employees. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Pan American. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, Pan American may be involved in disputes with other parties in the future which may result in a material adverse impact on our financial condition, cash flow and results of operations. Please refer to Commitments and Contingencies Note 29 of the 2014 Financial Statements for further information.

•	Corporate Development Activities

An element of the Company’s business strategy is to make selected acquisitions. The Company expects to continue to evaluate acquisition opportunities on a regular basis and intends to pursue those opportunities that it believes are in its long-term best interests. The success of the

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Company’s acquisitions will depend upon the Company’s ability to effectively manage the operations of entities it acquires and to realize other anticipated benefits. The process of managing acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of management resources. There can be no assurance that the Company will be able to successfully manage the operations of businesses it acquires or that the anticipated benefits of its acquisitions will be realized.

SIGNIFICANT JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY IN THE APPLICATION OF ACCOUNTING POLICIES

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the 2014 Financial Statements for the Company’s summary of significant accounting policies.

Significant Judgments in the Application of Accounting Policies

Judgments that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Capitalization of evaluation costs:  The Company has determined that evaluation costs capitalized during the year relating to the operating mines and certain other exploration interests have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. In making this judgement, the Company has assessed various sources of information including but not limited to the geologic and metallurgic information, history of conversion of mineral deposits to proven and probable mineral reserves, scoping and feasibility studies, proximity to existing ore bodies, operating management expertise and required environmental, operating and other permits.

Commencement of commercial production: During the determination of whether a mine has reached an operating level that is consistent with the use intended by management, costs incurred are capitalized as mineral property, plant and equipment and any consideration from commissioning sales are offset against costs capitalized. The Company defines commencement of commercial production as the date that a mine has achieved a sustainable level of production based on a percentage of design capacity along with various qualitative factors including but not limited to the achievement of mechanical completion, continuous nominated level of production, the working effectiveness of the plant and equipment at or near expected levels and whether there is a sustainable level of production input available including power, water and diesel.

Assets’ carrying values and impairment charges:  In determining carrying values and impairment charges the Company looks at recoverable amounts, defined as the higher of value in use or fair value less cost to sell in the case of assets, and at objective evidence that identifies significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

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Functional currency: The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the USD. The determination of functional currency may require certain judgments to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in events and conditions which determined the primary economic environment.

Business combinations: Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

Deferral of stripping costs:  In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves and mineral resources that will be mined in a future period and therefore should be capitalized, the Company treats the costs of removal of the waste material during a mine’s production phase as deferred, where it gives rise to future benefits. These capitalized costs are subsequently amortized on a unit of production basis over the reserves that directly benefit from the specific stripping activity. As at December 31, 2014, the carrying amount of stripping costs capitalized was $54.1 million comprised of Manantial - $13.0 million, Dolores - $36.4 million and Alamo Dorado - $4.8 million (2013 - $59.2 million was capitalized comprised of $13.8, $32.8, and $12.6 million, respectively).

Replacement convertible debenture:  As part of the 2009 Aquiline transaction the Company issued a replacement convertible debenture that allowed the holder to convert the debenture into either 363,854 Pan American shares or a silver stream contract. The holder subsequently selected the silver stream contract. The convertible debenture is classified and accounted for as a deferred credit. In determining the appropriate classification of the convertible debenture as a deferred credit, the Company evaluated the economics underlying the contract as of the date the Company assumed the obligation. As at December 31, 2014, the carrying amount of the deferred credit arising from the Aquiline acquisition was $20.8 million (2013 - $20.8 million).
Convertible Notes:  The Company has the right to pay all or part of the liability associated with the Company’s outstanding convertible notes in cash on the conversion date. Accordingly, the Company classifies the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative are recognized initially at their respective fair values. The embedded derivative is subsequently recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized at amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives are recognized in profit or loss. On conversion, the equity instrument is measured at the carrying value of the liability component and the fair value of the derivative component on the conversion date.

Key Sources of Estimation Uncertainty in the Application of Accounting Policies

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

Revenue recognition: Revenue from the sale of concentrate to independent smelters is recorded at the time the risks and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the prices set under the smelting contracts may be caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair

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value each period until final settlement occurs, with changes in the fair value classified in revenue. In a period of high price volatility, as experienced under current economic conditions, the effect of mark-to-market price adjustments related to the quantity of metal which remains to be settled with independent smelters could be significant. For changes in metal quantities upon receipt of new information and assay, the provisional sales quantities are adjusted.

Estimated recoverable ounces: The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

Mineral reserve estimates: The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43 -101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators, and in accordance with “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines – adopted November 23, 2003” prepared by the CIM Standing Committee on Reserve Definitions. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Valuation of Inventory: In determining mine production costs recognized in the consolidated income statement, the Company makes estimates of quantities of ore stacked in stockpiles, placed on the heap leach pad and in process and the recoverable silver in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

Depreciation and amortization rates for mineral property, plant and equipment and mineral interests: Depreciation and amortization expenses are allocated based on assumed asset lives and depreciation and amortization rates. Should the asset life or depreciation rate differ from the initial estimate, an adjustment would be made in the consolidated income statement prospectively. A change in the mineral reserve estimate for assets depreciated using the units of production method would impact depreciation expense prospectively.

Impairment of mining interests: While assessing whether any indications of impairment exist for mining interests, consideration is given to both external and internal sources of information. Information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests. Internal sources of information include the manner in which mineral property, plant and equipment are being used or are expected to be used and indications of the economic performance of the assets. Estimates include but are not limited to estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests. Impairments of mining interests are discussed in Note 11 of the 2014 Financial Statements.

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Estimation of decommissioning and restoration costs and the timing of expenditures: The cost estimates are updated annually during the life of a mine to reflect known developments, (e.g. revisions to cost estimates and to the estimated lives of operations), and are subject to review at regular intervals. Decommissioning, restoration and similar liabilities are estimated based on the Company’s interpretation of current regulatory requirements, constructive obligations and are measured at the best estimate of expenditure required to settle the present obligation of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine at the end of the reporting period. The carrying amount is determined based on the net present value of estimated future cash expenditures for the settlement of decommissioning, restoration or similar liabilities that may occur upon decommissioning of the mine. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Refer to Note 15 of the 2014 Financial Statements for details on decommissioning and restoration costs.

Income taxes and recoverability of deferred tax assets: In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Accounting for acquisitions: The provisional fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make certain judgments and estimates taking into account information available at the time of acquisition about future events, including, but not restricted to, estimates of mineral reserves and resources required, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates and discount rates. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, are retrospectively adjusted when the final measurements are determined (within one year of the acquisition date).

Contingencies: Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event the Company’s estimates of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur. Refer to Note 28 of the Audited Consolidated Financial Statements for further discussion on contingencies.

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CHANGES IN ACCOUNTING STANDARDS

The Company adopted the following new accounting standards along with any consequential amendments, effective January 1, 2014

IFRIC 21 Levies (“IFRIC 21”) is an interpretation of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. In IAS 37, the criterion for recognizing a liability includes the requirement for an entity to have a present obligation resulting from a past event. IFRIC 21 provides clarification on the past event that gives rise to the obligation to pay a levy as the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The application of IFRIC 21 did not result in an adjustment to the Company’s consolidated financial statements.

Accounting standards issued but not yet effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 1017. The Company will apply IFRS 15 beginning on January 1, 2017. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

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CORPORATE GOVERNANCE, SOCIAL RESPONSIBILITY, AND ENVIRONMENTAL STEWARDSHIP

Governance

Pan American adheres to high standards of corporate governance and closely follows the requirements established by both the Canadian Securities Administrators and the SEC in the United States. We believe that our current corporate governance systems meet or exceed these requirements.

Our Board of Directors oversees the direction and strategy of the business and the affairs of the Company. The Board is comprised of eight directors, six of whom are independent. The Board’s wealth of experience allows it to effectively oversee the development of corporate strategies, provide management with long-term direction, consider and approve major decisions, oversee the business generally and evaluate corporate performance. The Health, Safety and Environment Committee, appointed by the Board of Directors, provides oversight for the corporate social initiatives of the Company and reports directly to the Board.

We believe that good corporate governance is important to the effective performance of the Company and plays a significant role in protecting the interests of all stakeholders while helping to maximize value.

Community relations

We are committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, we participate in, and contribute to numerous community programs. They typically center on education and health, nutrition, environmental awareness, local infrastructure and alternative economic activities. Some of our key initiatives are:

•	Strengthening the production chain of livestock breeding.

•	Value adding through the development of alpaca textiles weaving workshops with product commercialization in North America.

•	Improving nutrition, focusing on children and pregnant women.

•	Promoting community health with emphasis on immunizations, optometry, and focusing on oral health.

•	Promoting tourism and local areas of interest such as the Stone Forest in Huayllay in Peru.

•	Encouraging education for children and adults by contributing to teacher’s salaries, and providing continuous support through different scholarships at a local and national level.

Environmental Stewardship

We are committed to operating our mines and developing our new projects in an environmentally responsible manner. Guided by our Corporate Environmental Policy, we take every practical measure to minimize the environmental impacts of our operations in each phase of the mining cycle, from early exploration through development, construction and operation, up to and after the mine’s closure.

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We build and operate mines in varied environments across the Americas. From the Patagonian plateau to the Sierra Madre in Mexico, our mines are generally located in isolated places where information about environmental and cultural values is often limited. Our mines in Peru and Bolivia are situated in historic mining districts where previous operations have left significant environmental liabilities that have potential to impact on surrounding habitats and communities.

We manage these challenges using best practice methods in environmental impact assessment and teams of leading local and international professionals who clearly determine pre-existing environmental values at each location. These extensive baseline studies often take years of work and cover issues such as biodiversity and ecosystems, surface and groundwater resources, air quality, soils, landscape, archeology and paleontology, and the potential for acid rock drainage in the natural rocks of each new mineral deposit or historic waste or tailings dump. The data collected often significantly advances scientific knowledge about the environments and regions where we work.

The baseline information is then used interactively in the design of each new mine or to develop management and closure plans for historic environmental liabilities, in open consultation with local communities and government authorities. We conduct detailed modeling and simulation of the environmental effects of each alternative design in order to determine the optimum solution, always aiming for a net benefit.

Once construction and operations begin, we conduct regular monitoring of all relevant environmental variables in order to measure real impacts against baseline data and report to the government and communities on our progress. Community participation in environmental monitoring is encouraged across all our mines. We implement management systems, work procedures and regular staff training to ensure optimum day-to-day management of issues like waste separation and disposal, water conservation, spill prevention, and incident investigation and analysis.

We conduct corporate environmental audits of our operations to ensure optimum environmental performance. Environmental staffs from all mines participate in the audits which improves integration and consolidation of company-wide standards across our operations. In 2014, audits were conducted at Morococha, San Vicente and Huaron mines.

DISCLOSURE CONTROLS AND PROCEDURES

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.

As of December 31, 2014, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2014, the Company’s disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the period that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

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Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)
are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)
are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Pan American’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concludes that, as of December 31, 2014, Pan American’s internal control over financial reporting is effective.

Management reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. Deloitte LLP, an independent registered public accounting firm, were engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. Deloitte LLP has provided such opinions.

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MINERAL RESERVES AND RESOURCES

MINERAL RESERVES – PROVEN AND PROBABLE

MINERAL RESOURCES – MEASURED AND INDICATED

MINERAL RESOURCES – INFERRED

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HISTORICAL ESTIMATES

Notes:	Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
Mineral resources that are not mineral reserves have no demonstrated economic viability.

Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

See the Company’s Annual Information Form dated March 28, 2014 for more information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and resources.

Grades are shown as contained metal before mill recoveries are applied.

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves.

Metal prices used for all mines were: $18.50 per ounce of silver, $1,250 per ounce of gold, $2,000 per tonne of lead, $2,000 per tonne of zinc, and $6,800 per tonne of copper., except at Alamo Dorado due to its limited remaining mine life, where metal prices of $17.00 per ounce of silver and $1,200 per ounce of gold were used.

Metal prices used for reserves at all mines were: $18.50 per ounce of silver, $1,250 per ounce of gold, $2,000 per tonne of lead, $2,000 per tonne of zinc, and $6,800 per tonne of copper, except at Alamo Dorado due to its limited remaining mine life, where metal prices of $17.00 per ounce of silver and $1,200 per ounce of gold were used.

Metal prices for Dolores and Alamo Dorado resources were $30 per ounce of silver and $1,400 per ounce of gold.
Metal prices for Manantial Espejo mineral resources were $30.00 per ounce of silver and $1,800 per ounce of gold.
Metal prices used for Navidad were $12.52 per ounce of silver and $1,100 per tonne of lead.

Metal prices used for Calcatreu were $12.50 per ounce of silver and $650 per ounce of gold

(1)	This information represents the portion of mineral reserves and resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(2)	Totals may not add-up due to rounding.
(3)
The historical estimate for Hog Heaven was prepared by Gregory Hahn, Chief Geological Engineer for CoCa Mines Inc., a previous owner of the property, in a report titled “Hog Heaven Project Optimization Study” dated May 1989, prior to implementation of NI 43-101. The historical estimate was based on extensive diamond drilling, and was estimated using a silver price of $6.50 per ounce and a gold price of $400 per ounce (these were relevant prices at the time of the estimate). Michael Steinmann, P.Geo, has reviewed the available data, including drill sections, surface maps, and additional supporting information sources, and believes that the historic estimate was conducted in a professional and competent manner and is relevant for the purposes of the Company's decision to maintain its interest in this property. In the study, the historic estimate was sub-categorized as follows:

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Category	Tons	oz/ton Ag	oz/ton Au
Proven Reserves	2,981,690	4.88	0.018
Probable & Possible Reserves	904,200	10.40	0.020
Heap leach ore	316,100	1.56	0.014
Possible Resources	4,500,000	2.41	0.020
Inferred Resources	2,700,000	4.44	0.022

However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101-compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

The Company believes that the historical estimate category of "proven reserves" for Hog Heaven most closely corresponds to 2,705,000 tonnes in the CIM definition category of "indicated mineral resources".

The Company believes that the historical estimate categories of "proven & possible reserves", "heap leach ore stockpile", "possible resources" and "inferred resources" most closely correspond to 7,639,000 tonnes in the CIM definition category of "inferred mineral resources".

(4)
The historical estimate for Waterloo was initially prepared by Asarco Inc. in 1968. In September 1994 Robert J. Rodger, P.Eng., reviewed the Asarco reports and prepared a Technical Evaluation Report on the Waterloo property, prior to the implementation of NI 43-101. The Technical Evaluation Report confirmed that the historical estimate was based on reverse circulation drilling and underground sampling, and concluded the estimate was based on sound methodology. The historical estimate at Waterloo was prepared using a silver price of $5.00 per ounce (the relevant price at the time of the estimate). Michael Steinmann, P.Geo., has reviewed the Technical Evaluation Report and believes the historic estimate was conducted in a professional and competent manner and is relevant for purposes of the Company's decision to maintain its interest in the property. The Company believes that the historical estimate category of 37,235,000 tons (at 2.71 ounces per ton silver) of "measured and indicated reserves" most closely corresponds to 33,758,000 tonnes in the CIM definition category of "indicated mineral resource”. However, the Company has not completed the work necessary to verify the historical estimate. Accordingly, the Company is not treating the historical estimate as current, NI 43-101 compliant mineral resources based on information prepared by or under the supervision of a QP. These historical estimates should not be relied upon.

Mineral resource and reserve estimates for Huaron, Morococha, La Colorada, Dolores, Alamo Dorado, Manantial Espejo, San Vicente, La Bolsa, Pico Machay, and Calcatreu were prepared under the supervision of, or were reviewed by Michael Steinmann, P. Geo., Executive Vice-President Corporate Development and Geology and Martin G. Wafforn, P. Eng., Vice-President Technical Services, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101”). Navidad mineral resource estimates were prepared by Pamela De Mark, P. Geo., Director, Resources, formerly Sr. Consultant of Snowden Mining Industry Consultants, also a Qualified Person as that term is defined in NI 43-101. Mineral resource estimates for Hog Heaven and Waterloo are based on historical third party estimates.

TECHNICAL INFORMATION

Michael Steinmann and Martin Wafforn, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the contents of this MD&A.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO THE LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND RECENT AMENDMENTS TO THE LABOUR AND TAX LAWS IN MEXICO AND THE INTRODUCTION OF THE NEW MINING PROPERTY TAX IN SANTA CRUZ, ARGENTINA, EACH OF WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR SUBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA AND BOLIVIA, AND THEIR EFFECTS ON OUR BUSINESS; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; THE SUCCESSFUL IMPLEMENTATION AND EFFECTS OF ONGOING OR FUTURE DEVELOPMENT AND EXPANSION PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO AND CANADIAN DOLLAR VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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CAUTIONARY NOTE TO US INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

THIS MD&A HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL MINERAL RESERVE AND RESOURCE ESTIMATES INCLUDED IN THIS MD&A HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, MINERAL RESERVE AND RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THIS MD&A USES THE TERMS ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”. U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.

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